Exhibit 99.2

APHRIA INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

APHRIA INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Aphria Inc., (the “Company” or “Aphria”), is for the year ended May 31, 2018. It is supplemental to, and should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the year ended May 31, 2018, as well as the financial statements and MD&A for the year ended May 31, 2017. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. Additional information regarding Aphria Inc. is available on our website at www.aphria.ca or through the SEDAR website at www.sedar.com.

In this MD&A, reference is made to gram equivalents, “all-in” cost of sales, cash costs to produce, gross profit before fair value adjustments (previously referred to as adjusted gross profit), adjusted gross margin, adjusted EBITDA, adjusted EBITDA from ACMPR operations, adjusted EBITDA from Aphria International, strategic investments, capital and intangible asset expenditures — wholly owned subs, and capital and intangible asset expenditures — majority owned subs which are not measures of financial performance under IFRS. The Company calculates each as follows:

•                  “Gram equivalents” include both grams of dried cannabis as well as grams of cannabis oil as derived using the an ‘equivalency factor’ of 1 gram per 4.5 mL of cannabis oil, prior year ‘equivalency factor’ of 1 gram per 6 mL of cannabis oil. Management believes this measure provides useful information as a benchmark of the Company against its competitors.

•                  “All-in” cost of sales of dried cannabis per gram is equal to production costs less the costs of accessories less cannabis oil conversion costs (“cost of sales of dried cannabis”) plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. This measure provides the cost per gram of dry cannabis and gram equivalent of oil sold before the packaging and post harvesting processing costs to create oil or other ancillary products.

•                  Cash costs to produce dried cannabis per gram is equal to cost of sales of dried cannabis less amortization and packaging costs plus (minus) increase (decrease) in plant inventory divided by gram equivalents of cannabis sold in the quarter. Management believes this measure provides useful information as it removes non-cash and post production expenses tied to our growing costs and provides a benchmark of the Company against its competitors.

•                  Gross profit before fair value adjustments is equal to gross profit less the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.

•                  Adjusted gross margin is gross profit before fair value adjustments divided by revenue. Management believes this measure provides useful information as it represents the gross profit based on the Company’s cost to produce inventory sold and removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.

•                  Adjusted EBITDA is net income (loss), plus (minus) income taxes (recovery) plus (minus) finance income, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment of intangible assets, plus transaction costs, plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on foreign exchange, plus (minus) loss (gain) on marketable securities, plus (minus) loss (gain) from equity investee, minus deferred gain recognized, plus (minus) loss (gain) on dilution of ownership in equity investee, plus (minus) unrealized loss (gain) on embedded derivatives, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations exclusive of its equity investee.

•                  Adjusted EBITDA from ACMPR operations is calculated on based on the same approach outlined above for Adjusted EBITDA, based on the operations of the following entities in the Company’s consolidated financial statements; Aphria Inc., Pure Natures Wellness Inc. (o/a Aphria), Cannan Growers Inc., Broken Coast Cannabis Ltd., and 1974568 Ontario Ltd. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated from the Company’s operations in the ACMPR regulated industry.

•                  Adjusted EBITDA from Aphria International is Adjusted EBITDA minus adjusted EBITDA from ACMPR operations. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by the Company’s international operations.

•                  Strategic investments are the total cash out flows used in investing activities relating to investment in long-term investments and equity investees as well as both notes and convertible notes advanced. Management believes this measure provides useful information as it helps provide an indication of the use of capital raised by the Company outside of its operating activities.

•                  Capital and intangible asset expenditures - wholly owned subs are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for wholly owned subsidiaries. Management believes this measure provides useful information as it helps provide indication of the use of capital raised by the Company outside of its operating activities.

•                  Capital and intangible asset expenditures - majority owned subs are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for majority owned subsidiaries. Management believes this measure provides useful information as it helps provide indication of the use of capital raised by the Company outside of its operating activities.

These measures are not necessarily comparable to similarly titled measures used by other companies.

All amounts in this MD&A are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise indicated.

This MD&A is prepared as of July 31, 2018.

COMPANY OVERVIEW

Aphria Inc. (“Aphria”), a company amalgamated under the laws of the province of Ontario, is licensed to produce and sell medical cannabis under the provisions of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Aphria received its licence to produce and sell medical cannabis on November 26, 2014, followed by its licence to sell cannabis extracts on August 18, 2016. Aphria’s operations are based in Leamington, Ontario. The Leamington greenhouse facility provides Aphria with the opportunity to be a scalable low-cost producer of medical cannabis. The Company’s common shares are listed under the symbol “APH” on the Toronto Stock Exchange (“TSX”) and under the symbol “APHQF” on the United States OTCQB Venture Market exchange.

Nuuvera Inc. (“Aphria International”) is a subsidiary of the Company acquired in March 2018. Aphria International is an international organization with a focus on building a global cannabis brand, through its subsidiaries ARA — Avanti Rx Analytics Inc., Avalon Pharmaceuticals Inc., 2589671 Ontario Inc., 2586974 Ontario Inc., Nuuvera Israel Ltd., Nuuvera Deutschland GmbH, ASG Pharma Ltd. and FL-Group. Through these subsidiaries, Aphria International has operations in Canada, Germany, Italy, Malta and Lesotho.

Broken Coast Cannabis Ltd. (“Broken Coast”), a subsidiary of the Company acquired in February 2018, is licensed to produce and sell medical cannabis under the provisions of the ACMPR. Broken Coast’s purpose-built, indoor cannabis production facility on Vancouver Island provides Aphria with ‘B.C. Bud’ and is a leading premium cannabis brand.

1974568 Ontario Ltd. (“Aphria Diamond”) is a 51% majority owned subsidiary of the Company, incorporated in November 2017. This entity is the Company’s venture with Double Diamond Farms (“DD”). Aphria Diamond has applied for a second site cultivation licence under the provisions of the ACMPR.

Throughout this MD&A, Aphria will refer to its original Leamington campus as “Aphria One”.

The Company’s majority and wholly-owned subsidiaries are as follows:

Subsidiaries	Jurisdiction of incorporation	Ownership interest
Pure Natures Wellness Inc. (o/a Aphria)	Ontario, Canada	100%
Aphria (Arizona) Inc.	Arizona, United States	100%
Cannan Growers Inc.	British Columbia, Canada	100%
Nuuvera Inc.	Ontario, Canada	100%
Nuuvera Holdings Ltd.	Ontario, Canada	100%
ARA — Avanti Rx Analytics Inc.	Ontario, Canada	100%
Avalon Pharmaceuticals Inc.	Ontario, Canada	100%
2589671 Ontario Inc.	Ontario, Canada	100%
2589674 Ontario Inc.	Ontario, Canada	100%
Nuuvera Israel Ltd.	Tel Aviv, Israel	100%
Nuuvera Deutschland GmbH	Hamburg, Germany	100%
FL-Group	Genoa, Italy	100%
Broken Coast Cannabis Ltd.	British Columbia, Canada	99.86%
Nuuvera Malta Ltd.	Valletta, Malta	90%
ASG Pharma Ltd.	Valletta, Malta	90%
1974568 Ontario Ltd.	Ontario, Canada	51%
CannInvest Africa Ltd.	South Africa	50%

STRATEGY AND OUTLOOK

Aphria, a leading global cannabis company, is setting the standard for the low-cost production of safe, clean and pure pharmaceutical grade cannabis at scale, grown in the most natural conditions possible. The Company, one of the first cannabis companies in Canada and the first Canadian cannabis company to fully embrace and grow exclusively in a greenhouse, has shown the ability to grow at scale and generate a profit from operations in a growing new industry. The Company continues to drive value for shareholders through its international expansion where Aphria is taking its experience and knowledge in the Canadian cannabis industry and applying it to newly federal legal markets. Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

ACMPR Operations

ACMPR Operations include the results of the parent Aphria Inc., Canadian subsidiaries which hold investments and have no other operations (Cannan Growers Inc.), companies which are applicants and are expected to become ACMPR licensed producers of medical cannabis (Aphria Diamond) and companies which actively produce and sell medical cannabis under the ACMPR license (Aphria and Broken Coast).

As a result of its cumulative net earnings to date exceeding its historical losses, Aphria reported retained earnings of $27,452 as at May 31, 2018. The Company remains as one of the first publicly-traded licensed producers to achieve this milestone. The Company also continues to report positive adjusted EBITDA from ACMPR operations, on a quarter by quarter basis. This marks the eleventh consecutive quarter where the Company has reported positive adjusted EBITDA from ACMPR Operations.

The Company expects a temporary decline in adjusted EBITDA from ACMPR operations in the next two quarters as a result of planned increases in expenditures for advertising, to the extent legally permitted, and marketing for the adult-use market and increased investments in human capital necessary for a company with the global production capabilities of Aphria. Further, the Company consciously limited its sales growth by limiting wholesale sales and accumulating inventory in preparation for adult-use in the short-term, as it continues its focus on the emerging adult-use market. Sales level are expected to increase in the second quarter of its 2019 fiscal year in preparation for retail adult-use sales, beginning October 17, 2018.

As the Company continues its planned expansions using the latest automation technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market.

Aphria One

The Company’s original flagship greenhouse location continues with the planned expansions and represents over 90% of the Company’s current production. This location serves as the basis on which the Company continues to innovate and develop techniques in cultivation, extraction and processing low-cost cannabis at scale. In early April 2018, the Company recorded its first harvest from product grown from its Part III expansion and product grown in its Part III expansion was available for sale in late May 2018.

The Company currently has 300,000 square feet of licensed production space at Aphria One capable of producing 30,000 kgs annually. The Company allocated a portion of its space from the Part III expansion to mother and vegetative plants which will be required for the Part IV and Part V expansions, effectively lowering Aphria One’s functional capacity today to ensure an as efficient as possible running start to its Part IV growing operations. With the fully capitalized Part IV and Part V expansions, the Company will be poised to have over 1,000,000 sq. ft. of state-of-the-art greenhouse facility producing 110,000 kgs annually in January 2019.

The Company spent approximately $24.7 million on the Part III expansion, compared to the budgeted $24.5 million. The Company is currently on budget with its Part IV and Part V expansions with a total amount spent of approximately $102 million of the combined budgeted $147 million.

With the Part IV and Part V expansions, the Company will be positioned to be the first licensed producer to bring in this level of technology into the cultivation of cannabis within a greenhouse environment. This cutting-edge technology will automate the following functions of the plant growing cycle:

•                  Transplanting cuttings through various stages into the final pots for flowering;

•                  Aiding in evaluation of the health and quality of plants to ensure plants meet the Company’s stringent quality standards throughout the many stages of the growing cycle;

•                  Monitoring and providing the necessary water and vital nutrients to the plants during the growing cycle; and

•                  Transporting plants through different areas in the greenhouse including to the processing room once harvested.

Once this innovative technology has been implemented, the only human interaction to occur will be at the initial phase of taking the cuttings and throughout the plants’ growth cycle, to trim and prune the plants, which will occur in work bays outside of the greenhouse.

Additional state-of-the-art automation, already operational by the Company, is employed during the processing of the cannabis. The Company is bringing best-in-class innovative technologies to:

•                  Cutting the plants, and transferring them to be processed;

•                  Automating the de-budding and trimming of plants;

•                  Disposing of waste produced in the cutting, de-budding and trimming phased of production; and

•                  Distributing the buds into trays in a drying rack to evenly dry and cure the harvested product.

The automation of these above processes will further permit Aphria to not only preserve but enhance its industry leading low-cost production standard within the cannabis industry.

The Company is installing a power co-generation plant that utilizes natural gas to generate is own electricity and as a by-product of this process, hot and cold water and CO2. This combined -cycle process will not only generate electricity to be used in the greenhouse to operate the lights and air conditioners, but also the hot and cold water produced will be employed to effectively control the temperature and humidity for the plants. The residual gas emissions created by this process will be directed through a catalytic converter to create CO2 which will be used during the growing cycle of the plants. At the same time, the Company installed state-of-the-art power switching in all equipment allowing it to switch power between the electrical grid and the power co-generation equipment at a moment’s notice to ensure it is constantly using the most cost effective energy available.

In addition, a system will be instituted that will recycle the water used for the irrigation of the plants. The ‘used’ water will be sterilized through a pasteurization process which will allow the Company to re-use the water to irrigate the plants thereby reducing the amount and cost of water usage.

Not only will Aphria be the first cannabis producer to bring this level of technology and generate its own electricity but also it will effectively make the Company’s power co-generation project net carbon neutral.

Aphria Diamond

Through the 51% owned subsidiary, the Company has partnered with DD, a leader with multi-generational expertise in the commercial greenhouse industry. This partnership allows Aphria to gain access to a large talent base of growers and operators of greenhouses at scale, while also allowing the Company to significantly increase their production.

Bringing the knowledge and experience from the Company’s current operations at Aphria One, the Company anticipates a quick ramp-up and transition for its Aphria Diamond site. As a result of Aphria Diamond, the Company will have access to a further 140,000 kgs annually upon completion of the retrofits in time for its first sale in January 2019.

The Company provided $10,200 of seed capital to go along with DD’s $9,800. Aphria Diamond acquired 100 acres of land, including almost 32 acres of greenhouses for $42,389, and spent an additional $40,817 as at May 31, 2018 on the retrofit. The Company expects the project to cost an additional $40,000 to complete. All funds above the initial seed capital are currently being funded by the Company, and will be repaid in full by Aphria Diamond.

Aphria Diamond has purchased similar levels of automation, as described above in Aphria One, for its location.

All production from Aphria Diamond will be sold to Aphria at an agreed upon transfer price, allowing Aphria to recognize 100% of the remaining profit from any further processing into derivative, and 100% of the retail margin from branding on all product from Aphria Diamond.

Broken Coast

Broken Coast represents the Company’s premium brand of indoor-grown high-margin, low-cost cannabis. Broken Coast provides the Company access to the quality associated with ‘B.C. Bud’ and access to an award winning genetic bank of cannabis, which can be produced at scale through the Company’s Aphria One and Aphria Diamond facilities. Broken Coast will continue the development of new premium strains and continue to represent what is the highest level of premium cannabis grown through their state-of-the-art custom built indoor facilities.

In April 2018, Broken Coast received a license amendment from Health Canada on its Phase III expansion project, increasing capacity to 4,500 kgs annually. The Company spent approximately $67 as at May 31, 2018 on its Broken Coast Phase IV expansion. The Phase IV expansion will provide the Company with an additional 6,000 kgs annually.

Extraction Centre of Excellence

The Company also committed to spending an additional $55 million to build a state-of-the-art Extraction Centre of Excellence. This facility will provide the necessary production capacity to process over 200,000 kgs per year. Further, it will start with the Company’s developed extraction technologies and build off of the latest extraction technologies and techniques, creating new and innovative product offerings for the adult-use market as they become allowable to sell in Canada. The facility will be equipped to conduct a wide range of cannabis extractions, including CO2, butane, ethanol, and produce world-class cannabis concentrates, including fractionated distillates.

To this point in the development of the Canadian cannabis market, the sale of cannabis has been about the sale of cannabis as a product, in forms like flower or bud, shake or trim, and cannabis oil. The Company believes that as the global cannabis industry evolves, this focus on cannabis as a product will morph into cannabis as an ingredient. The Extraction Centre of Excellence is designed around demonstrating Aphria’s leadership in the concept of cannabis as an ingredient.

Canadian medical market brands

Since 2014, the Aphria brand has been a leading choice for patients seeking safe, clean, and pure pharmaceutical grade medical cannabis. Despite the launch of the adult-use market, the Company will continue to focus and invest in the Canadian medical market. This will be achieved through an unrelenting focus on product innovation, patient-centric service and a commitment to accountability.

The Company plans to continue offering ‘B.C. Bud’ as a medical product under both the Aphria and Broken Coast brands.

Canadian adult-use market brands

The Company continues to invest significant capital and resources to prepare for the launch of the adult-use market in Canada. These efforts are focused on brand development, product innovation, marketing, sales, education and research and will set the stage for the Company to be a sizeable player in the Canadian adult use market.

Aphria has been thoughtfully and diligently preparing for the adult-use market by thoroughly researching existing and emerging consumer segments and developing a portfolio of brands designed to specifically meet the needs of those segments across a range of brands, prices and products.

In April 2018, the Company unveiled the first of many brands that it intends to launch in Canada’s new adult-use market. Solei Sungrown Cannabis (“Solei”) brings simplicity to cannabis through a demystified experience. The brand enables current and novice users alike to enrich their cannabis journey, pairing an assortment of carefully curated strains and product formats with different experiences.

Additionally, the Company will offer its flagship premium-brand, Broken Coast, to adult-use consumers, a brand and product designed to meet the needs of Canada’s most discerning cannabis consumer. Broken Coast craft cannabis is grown on the shores of the Salish Sea in small batches by choice, using single-strain rooms. All flower is hand-trimmed and slow-cured ensuring the optimal cannabis experience.

Over the course of the coming months, Aphria will be launching its additional suite of brands, offering Canadians a broad portfolio of brands designed to specifically meet the needs of each segment.

Product development

The Canadian government has committed to regulating the sale of cannabis infused products in 2019. Based on existing legal markets, cannabis infused products typically represent more than 50% of the total cannabis market. Aphria continues to commit significant resources to drive product innovation in anticipation of these new emerging categories. As a part of its ongoing R&D efforts, the Company is investing in the capability to not only extract to scale using different methods, but also in scaling the isolation of terpenes, cannabinoids and other cannabis compounds in order to develop consistent and unique formulations that can be used in our end-products. The Company’s focus is on developing a suite of edibles, RDTs (ready-to-drink), concentrates, topicals and vapes. These new products will be available across a range of brands and will be available for sale once permitted by law.

Licences

The Company holds two ACMPR licences: Aphria One and Broken Coast. The Company also has submitted an application for a second site license for Aphria Diamond. Further, the Company maintains a Dealer Licence from Health Canada to export medical cannabis oil and resin to international markets.

The ACMPR licence provides the Company with the ability to cultivate, process and sell cannabis within Canada. The Dealer Licence provides the Company with the opportunity to possess, sell and transport medical cannabis oil and resin produced in Canada to other federally legal countries internationally. On October 17, 2018, the Dealer Licence will no longer be required, as all elements of the Dealer Licence will be covered through the Company’s Cannabis Licence. The Company anticipates relinquishing its Dealer Licence as part of the transition to The Cannabis Act.

Distribution

The Company signed an exclusive distribution agreement with Great North Distributors Inc. (“Great North Distributors”), a wholly-owned Canadian subsidiary of Southern Glazer’s Wine & Spirits (“Southern Glazer’s”). This exclusive distribution agreement provides the Company with access to an experienced sales staff from a Company with over 100 years in the distribution business and one of the largest distributors of spirits and wine in North America. As part of the distribution agreement, Great North Distributors provides Aphria with a cannabis exclusivity from the Company’s competitors, which restricts their ability to engage in cannabis distribution to Aphria and micro-cultivators.

The experience brought from this partnership will ensure Aphria’s adult-use product offerings are on shelves, fully stocked, in the appropriate store and on the appropriate shelf location and that there is sufficient education surrounding Aphria’s product offerings. The experience from Southern Glazer’s sales staff with products, which are retailed largely through the same government bodies that will be responsible for retail cannabis, will provide unparalleled knowledge for the sales strategy used in the adult-use market.

The Company continues to sign supply agreements with provinces throughout Canada, showing the Company’s commitment to becoming the leader in the upcoming adult-use market. The Company currently has agreements with the following provincial bodies: British Columbia, Alberta, Manitoba, Quebec, New Brunswick and the Yukon Territory

Based on the initial orders placed by the above provincial bodies, the Company secured orders for over 21,000 kgs. The Company believes these orders will serve as an entrance into a larger market, as the demand continues to grow for the Company’s various brands and product offerings throughout all of Canada.

In addition to the above new distribution agreements for the adult-use market, the Company is expanding their distribution in the medical cannabis market with its five-year supply agreement with Shoppers Drug Mart.

Aphria International

The Company continues to focus on new and emerging federally legal cannabis markets, and continued growth for the Company and its shareholders. The Company’s international strategy is focused on medical cannabis markets with rigorous regulatory rules, markets with limited license opportunities and stable economic environments.

Through the acquisition of Aphria International, and the conditional acquisition of LATAM Holdings Inc. subsequent to year-end, the Company secured access to key international markets, management team bench strength with a proven knowledge and high levels of executional success within the industries and jurisdictions in which they operate. The Company believes that with its significant experience in the highly regulated Canadian ACMPR market, it will be able to export its industry leading knowledge and practices to its global subsidiaries.

As part of its international strategy, the Company is developing regional hubs in Pan-Asia, the European Union, South America, North America, the Caribbean and Africa. These hubs will represent key countries for investment and will aid in the flow of cannabis goods across the globe. The Company chose Australia as its Pan-Asian hub and is currently exploring opportunities in New Zealand and Thailand. The Company chose Malta as its hub for the European Union and Colombia for South America, where it continues to pursue opportunities in Brazil, Peru, Chile and Argentina. The Company chose Jamaica as its hub for the Caribbean and Lesotho as its hub for Africa, where it continues to pursue opportunities in Swaziland and Zimbabwe.

The Company has international operations in Australia, Germany, Italy, Portugal, Malta, Lesotho, Columbia, Jamaica, Argentina and maintains an option for entry into Brazil. With these markets still in their infancy, and the regulatory environment around them still being formed, these countries are looking to Canada as a leader in developing the regulatory environment. The Company provides a unique opportunity to bring the experience from working within Canada during the development of the cannabis regulations, to provide this expertise and knowledge to develop these global cannabis markets.

Export facility from Canada

Through the acquisition of Aphria International, the Company acquired ARA - Avanti RX Analytics Inc. (“Avanti”), which currently holds four licences: (i) Dealer Licence; (ii) Establishment Licence; (iii) Site Licence; and, (iv) Medical Device Establishment Licence.

These licences allow the Company to possess and handle cannabis and cannabis derivative products and allow Avanti to engage in the possession, production, packaging, sale, transportation and delivery and testing of codeine, morphine, cocaine, cannabis and related cannabinoids. The Company is also able to complete testing/analysis of active pharmaceutical ingredients and pharmaceutical, and distribution of pharmaceuticals.

The Company is currently in process of securing Good Manufacturing Practice from the European Medicines Agency (“EU-GMP”) certification on the Avanti lab, which will then be used as the Canadian staging site for international bound GMP certified products. The Company’s EU-GMP certification will cover extraction, post processing, testing, packaging and shipping process.

Pan-Asia

Australia

The Australian market is very similar to the Canadian medical cannabis market three years ago. The Company has access to the Australian medical cannabis market through a 37.5% equity investment in Althea Company Pty Ltd., and a supply agreement with Althea until they are able to complete construction of their new facility and fulfill their own production requirements.

Althea currently holds a licence to cultivate and manufacture cannabis-derivative medications issued by the Office of Drug Control (“ODC”). Althea previously secured import permits from the ODC. Aphria secured the related export permit from Health Canada and Aphria shipped product to Althea in Australia. The products sold by Althea in Australia is co-branded with Aphria.

Aphria International also maintains relationships in Australia with two companies conducting medical cannabis clinically trials. Medlab Pty Ltd. is currently in Phase 2b of a clinical trial related to oncology pain using an Aphria proprietary blend of cannabis strains oil, subsequently converted in Australia into a nanocell mucosol spray. CannPal Pty Ltds, is currently in Phase 2a of a clinical trial related to animal pain in cats and dogs, using Aphria strains.

European Union

Germany

The German market is considered to be one of the most highly sought-after medical cannabis markets in the world. German law currently permits import of cannabis only. The German government recently re-launched its tender process to award licences for in-country cultivation. Aphria International through its German wholly-owned subsidiary Nuuvera Deutschland GmnbH (“Deutschland”) participated in the previous tender process, which was stopped by the German courts on a technicality related to the bid rules, and will participate in the current tender process being launched by the German government. Germany currently allows cannabis and cannabis extracts in pharmacies, these cannabis-based products are also required by German law to be covered by insurance companies. This coverage provides a greater number of medical cannabis patients with access to the full use and benefits of these products.

The Company’s approach in Germany is a three-pronged approach covering: demand; supply; and, distribution.

Demand

Through the acquisition of a 25.1% interest in Berlin-based Schöneberg Hospital, the Company has access to doctors and patients, to support the education of the benefits of medical cannabinoids. The Company also plans to build and operate pain treatment centers including the new possibilities of digital health care throughout Germany, which will further provide access to patients.

Supply

As previously discussed, the Company will, through imports and participation in the German tender process, supply products into the German market.

Distribution

Through the acquisition of Aphria International, the Company obtained a letter of intent to supply 1,200 kgs of cannabis products through CC Pharma GmbH, a leading distributor of pharmaceutical products. To secure a constant delivery of imported cannabis for German patients, the Company is building one of the biggest state-of-the-art GMP certified cannabis vaults in Bad Bramstedt, northern Germany with a storage capacity of 5,000 kgs.

Malta

Through majority-owned subsidiary ASG Pharma Ltd. (“ASG”), the Company received the first import licence for medical cannabis issued by the Malta Medicines Authority. The Company intends on using the Malta import license and facility to import cannabis resin and dried flower for processing, packaging and distribution of EU-GMP certified cannabis products throughout large parts of Europe.

This Malta facility will provide the Company with the ability to bring low-cost production of cannabis product from outside of Europe into an EU-GMP certified facility for further processing and distribution throughout Europe.

Italy

The Company’s wholly owned subsidiary FL-Group is authorized for the distribution of pharmaceutical products, including cannabis-based and cannabinoids products in Italy to pharmacies, holding one of only seven cannabis import licenses in Italy. The FL-Group acts as the Company’s distributor to the Italian cannabis market.

Spain

The Company previously announced a Letter of Intent to enter Spain as part of a joint venture with Medalchemy and Cafina for the cultivation and importation of medical cannabis in Spain. After further review of opportunities in Spain, the Company elected to not pursue its relationship with Medalchemy further, effectively exiting Spain for now and concentrating its efforts in Portugal.

Portugal

Identified as one of the primary areas for cultivation in the European Union, Aphria International is currently pursuing strategic partners to begin operations in Portugal.

Africa

Lesotho

The Company entered into a new venture in CannInvest Africa Ltd. (“CannInvest”), a South African corporation. Aphria’s partner in CannInvest is the Verve Group of Companies, founded by Richard Davies, a South African with more than 20 years experience in phytoextraction of African medicinal plants. Through this transaction, the Company obtained a controlling interest in Verve Dynamics Inc. (PTY) Ltd. (“Verve”). Verve holds a licence in Lesotho for prohibited drug operations, which allows Verve to cultivate, manufacture, supply, distribute, store, export and import cannabis and cannabis resin for medical purposes or scientific use.

The Company also entered into a supply agreement with Verve, where Verve will supply cannabis THC and CBD extract from its planned EU-GMP certified facility. This is expected to provide the Company with access to low-cost GMP certified extract for distribution into South Africa and other federally legal markets, including the European Union.

South America

Colombia

The Company signed an exclusive supply agreement with Colcanna SAS (“Colcanna”), a Colombia-based pharmaceutical import and distribution company, which is licensed to import, sell and distribute medical cannabis, medical products and derivatives in Colombia. Under the terms of the agreement, Aphria will be the exclusive supplier of cannabis products to Colcanna for the Colombian market and Colcanna will purchase medical cannabis products from Aphria exclusively.

Argentina

In March 2018, the Company signed an exclusive supply agreement with ABP S.A. (“ABP”), an Argentina-based pharmaceutical import and distribution company, which is licensed to import CBD oil into Argentina for a clinical drug trial studying epilepsy in children. Under the terms of the agreement, Aphria is the exclusive supplier of cannabis oil to ABP for the Argentinian market and ABP will purchase medical cannabis products from Aphria exclusively.

LATAM Holdings Inc.

Subsequent to year-end, the Company announced that it would acquire LATAM Holdings Inc. (“LATAM”). The acquisition of LATAM provides the Company with immediate access to the high profile, attractive countries in South America and the Caribbean, including Colombia, Argentina, Jamaica and potentially Brazil.

Colombia

The acquisition of LATAM, provides the Company with 90% ownership of Colcanna. This ownership provides the Company with the ability to further develop the global Aphria brand with Aphria branded products distributed to patients in Columbia. Upon Colcanna developing its 34 acres of land for the cultivation of cannabis, which is expected to provide 50,000 kgs annually, the Company will maintain the control of the cultivation and distribution of cannabis in Columbia. Until the emerging Colombian market demand grows to match the Company’s Colombian production, the Company will be able to utilize its export licence to distribute the excess production globally.

Argentina

The acquisition of LATAM, provides the Company with sole ownership of APB, providing the Company with a significant first-mover advantage, as APB is the first company with an in-country medical cannabis research licence. The Company also continues to work with Hospital Garrahan, a leading pediatric hospital in Buenos Aires. The Company believes that, once the Argentinian government approves medical cannabis, in-country cultivation opportunities will be attractive.

Jamaica

The acquisition of LATAM provides the Company with a 49% ownership interest in Marigold Projects Jamaica Limited (“Marigold”), through multiple subsidiaries and a 95% royalty on profits through an Intellectual Property agreement. This acquisition will provide the Company with several key licences including a Tier 3 cultivation licence, a Tier 2 herb house licence, as well as licences for import, export and research purposes.

Brazil

Finally, the acquisition of LATAM provides the Company with an option to purchase 50.1% of a Brazilian entity for $24 million (USD), once it secures a medical cannabis licence from the Brazilian government and a right of first offer and refusal on another 20-39% of the Brazilian entity. This right of first refusal provides the Company with lower risk at a fixed price to enter into the Brazil market pending the Brazilian Company obtaining a licence.

Strategic Investments and Acquisitions

The Company continues to invest in companies, to advance its corporate strategic goals. These investments allow the Company access into ancillary markets within the cannabis industry, in which the Company is otherwise not active, lead to supply or purchasing agreements or other relationships furthering these corporate strategic goals.

Green Acre Capital Fund

Aphria agreed to invest $2,000 in Green Acre Capital Fund. (“Green Acre”), of which $1,600 had been invested by May 31, 2018. Green Acre is a private investment fund dedicated exclusively to the Canadian medical and recreational cannabis industry. The fund invests in sectors across the cannabis value chain including production, research, consumer products and retail.

This investment provides the Company a way of recognizing a share of the growth of the ancillary markets of the cannabis industry in which it is not currently active. The investment also serves to assist in identifying new technology and innovations, which the Company may participate in directly, or acquire. These opportunities are identified and analyzed by management of Green Acre, without any further costs to the Company. Subsequent to year-end, the Company committed to a $15,000 investment in Green Acre Capital Fund II to be launched before December 2018.

TS BrandCo Holdings Inc. and Hiku Brands Company Lts.

The Company entered into supply agreements and a subscription agreement for $1,000 with TS BrandCo Holdings Inc. (“Tokyo Smoke”) in 2017. Subsequently, Tokyo Smoke merged with DOJA Cannabis Company Ltd., renaming the reporting issuer Hiku Brands Company Ltd. (“Hiku”). Upon the merger, the Company entered into a subscription agreement and supply agreement with Hiku. Hiku, through multiple brands, was focused on the retail and branding sides of the adult-use cannabis market. The supply agreement provided the Company with an exclusive right to sell Tokyo Smoke branded medical cannabis and contained a change of law provision designed to morph the exclusive medical cannabis supply agreement into an adult-use supply agreement.

Subsequent to year-end, all the issued and outstanding common shares of Hiku were acquired by a third party. The Company maintains the supply agreements identified previously.

Green Tank Holdings Corp.

The Company made a strategic investment in Green Tank Holdings Corp. (“Green Tank”). The Company made this investment to share in the ancillary market and profits from the sale of Green Tank’s products within the upcoming adult-use cannabis market.

The Company also entered into a supply agreement to purchase Green Tank products.

Divesture of equity investment in passive US assets

During the year, the Company announced a divestiture process of its equity investment in Liberty Health Sciences Inc. (“Liberty”) and of its wholly owned subsidiary Aphria (Arizona) Inc., which holds minority interests in Copperstate Farms, LLC (“Copperstate”) and Copperstate Farms Investors, LLC (“CSF”).

Subsequent to year-end, the Company fully divested of its holdings in Copperstate and CSF. The total cost of the investments in Copperstate and CSF is $11,162 and the investment was recorded in the Company’s financial statements at its fair value of $20,000, resulting in a realized gain of $8,838 on the sale of the asset.

The Company also announced a staged sale of its Liberty investment based on the release of its Liberty shares from CSE mandated escrow provisions. At the end of the year, the Company sold over 26.7 million of its common shares of Liberty. Subsequent to year-end, the Company sold another 16.0 million of its Liberty shares; however, as part of the sale process, the Company negotiated a stand-still and option agreement with the purchaser that prevents the purchaser from disposing of the shares for 18 months, while at the same time granting the Company an option to acquire the shares back in the next 18 months should the US federal government amend its rules on cannabis and should the Toronto Stock Exchange approve the purchase.

The Company recognized a gain from the sale of the Liberty shares of $26,347 during the year. Based on the closing share price of Liberty as at May 31, 2018, the Liberty shares held by Aphria have a fair value, net of the 18% discount, of $57,178, which is $49,009 higher than the carrying value recorded in assets held for sale net of the derivative liability.

Equity Financing Activities

As the Company continues its facility expansions and developing the adult-use market, the Company required additional funds to support both Canadian and international activities. During the year, the Company completed two equity financings. Under the equity financings, the Company raised net proceeds of almost $200,000. Subsequent to year-end, the Company closed an additional bought deal financing for net proceeds of over $245,000.

The $445,000 of net proceeds raised over the past twelve months provides the Company with sufficient capital to fund its current international activities from the development stage through to production where they are expected to generate cash independently. There are also sufficient funds to complete the existing expansion of the ACMPR operations including capital investments for the build out of the Company’s Aphria One, Aphria Diamond and Broken Coast facilities.

INVESTOR HIGHLIGHTS

	YE - 2018	Q4 - 2018	Q3 - 2018
Revenue	$36,917	$12,026	$10,267
Kilograms equivalents sold	4,829.7	1,312.6	1,428.1
Production costs	$8,692	$2,245	$2,355
Cash cost to produce dried cannabis / gram[1]	$1.08	$0.95	$0.96
“All-in” cost of sales of dried cannabis / gram[1]	$1.72	$1.60	$1.56
Adjusted gross margin[1]	75.6%	78.7%	77.1%
Adjusted EBITDA from ACMPR operations[1]	$8,419	$2,227	$2,940
Cash and cash equivalents & marketable securities	$104,799	$104,799	$173,683
Working capital	$150,758	$150,758	$234,589
Capital and intangible asset expenditures - wholly owned subsidiaries[1]	$133,492	$39,042	$35,427
Capital and intangible asset expenditures - majority owned subsidiaries[1]	$83,207	$24,052	$59,155
Strategic investments[1]	$65,693	$5,946	$34,016

1 — Non-GAAP measure

•                  On June 21, 2018, Bill C-45, the Cannabis Act, reached Royal Assent, and is expected to come into force October 17, 2018

•                  Current production capacity increased to 34,500 kgs (annualized) in April 2018 after Health Canada approval of Broken Coast’s Phase III expansion

•                  Mid-term capacity upgrade to 255,000 kgs (annualized) production capability expected by November 2018, with a further 5,000 kgs (annualized) within one year thereafter

•                  First full quarter of inventory build for adult-use market in Canada and International opportunities

•                  Acquired Nuuvera Inc. and launch of Aphria International

•                  Completed first shipment of medical cannabis to Australia-based partner Althea Company Pty Ltd. (“Althea”)

•                  Signed an exclusive supply agreement with Columbia-based cannabis company Colcanna SAS

•                  Signed an exclusive supply agreement with Argentinian based pharmaceutical import and distribution company ABP

•                  Acquired 25.1% interest in Berlin-based Schöneberg Hospital

•                  Formed landmark venture with South African Verve Group of Companies

•                  Launched the Company’s first adult-use brand, Solei Sungrown Cannabis

•                  Signed an exclusive distribution agreement with a wholly-owned subsidiary of Southern Glazer’s Wine & Spirits

•                  Eleven consecutive quarters of positive adjusted EBITDA from ACMPR operations

•                  Bought deal closed subsequent to year-end for net proceeds of over $245,000

•                  Expanded executive team with appointment of Chief Commercial Officer, Chief Legal Officer and Vice President of Sales

•                  Strong executive team

•                  20+ years of Pharmaceutical experience

•                  35+ years of potted plant greenhouse growing experience

•                  30+ years of vegetable greenhouse growing experience

•                  10+ years of tobacco sales and marketing experience

•                  30+ years of spirit sales and marketing experience

FAIR VALUE MEASUREMENTS

Impact of fair value metrics on biological assets and inventory

In accordance with IFRS, the Company is required to record its biological assets at fair value. During the main growth phase, the cost of each plant is accumulated on a weekly basis. This occurs from the date of clipping from a mother plant up to the end of the twelfth week of growth for Aphria One and ninth week of growth for Broken Coast. For the remainder of the growing period, the cost of each plant continues to be accumulated on a weekly basis but also includes an allocation to recognize the eventual fair value of the plant. At the time of harvest, the Company increases the carrying value of the harvested produce to its full fair value less costs to sell.

As at May 31, 2018, the Company’s harvested cannabis and cannabis oil, as detailed in Note 6, and biological assets, as detailed in Note 7 of its financial statements, are as follows:

	May 31, 2018	February 28, 2018
Harvested cannabis - at cost	$4,111	$2,367
Harvested cannabis - fair value increment	8,220	4,149
Harvested cannabis trim - at cost	810	506
Harvested cannabis trim - fair value increment	1,467	775
Cannabis oil - at cost	2,660	1,591
Cannabis oil - fair value increment	3,918	1,668
Biological assets - at cost	3,708	1,916
Biological assets - fair value increment	3,623	1,185
Cannabis products - at fair value	$28,517	$14,157

In an effort to increase transparency, Aphria One’s biological assets are carried at cost plus fair value increments of $0.64, $1.28, $1.92 and $2.56 per gram for weeks 13, 14, 15 and 16, respectively. Broken Coast’s biological assets are carried at cost plus fair value increments of $0.72, $1.44, $2.16 and $2.89 per gram for weeks 10, 11, 12 and 13 respectively. Harvested cannabis, harvested cannabis trim and cannabis oil are carried at fair values of $3.75 per gram, $3.00 per gram and $0.84 per mL, respectively for greenhouse produced cannabis. Harvested cannabis, harvested cannabis trim and cannabis oil are carried at fair values of $4.25 per gram, $3.50 per gram and $1.19 per mL, respectively for indoor produced cannabis. The increase in the fair value of the oil per mL is due to the Company changing its oil production process, where previously oil was made on an equivalency factor of 1 gram per 6mL of oil, to 1 gram per 4.5 mL of oil. The individual components of fair values are as follows:

	May 31, 2018	February 28, 2018
Harvested cannabis - at cost - per gram	$1.28	$1.36
Harvested cannabis - fair value increment - per gram	$2.55	$2.39
Harvested cannabis trim - at cost - per gram	$1.15	$1.19
Harvested cannabis trim - fair value increment - per gram	$2.09	$1.81
Cannabis oil - at cost - per mL	$0.34	$0.31
Cannabis oil - fair value increment - per mL	$0.51	$0.33

COST PER GRAM

Calculation of “all-in” costs of sales of dried cannabis per gram

The Company calculates “all-in” cost of sales of dried cannabis per gram as follows:

	Year ended	Three months ended
	May 31,	May 31,	February 28,
“All-in” cost of sales of dried cannabis per gram	2018	2018	2018
Production costs	$8,692	$2,245	$2,355
Add (less):
Cost of accessories	$(236)	$(67)	$(71)
Cannabis oil conversion costs	$(241)	$(84)	$(62)
Increase in plant inventory	$100	$—	$—
Adjusted “All-in” cost of sales of dried cannabis	$8,315	$2,094	$2,222
Gram equivalents sold during the quarter	4,829,621	1,312,571	1,428,097
“All-in” cost of sales of dried cannabis per gram	$1.72	$1.60	$1.56

1 In prior quarters the Company recorded adjustments to “All-in” cost of sales of dried cannabis per gram, for increases in plant inventory. This adjustment was made as a result of the Company using a standard cost method and allocating additional costs to plant inventory, when as part of a planned expansion, there was a significant increase in the number of plants, while the incremental costs with the new capacity have not materialized. The increase in number of plants before the corresponding increase in costs, led to the Company allocating more costs than incurred to date, to biological assets resulting in over absorbed overhead. To maintain comparability of this figure from quarter to quarter, the Company determined it was appropriate to normalize this item as part of the above calculation. This adjustment is subjective, and requires management to make significant assumptions as to whether the increase in cost included in biological assets, is a result of improved operations, a result of an expansion or a result of other factors.

Calculation of cash costs to produce dried cannabis per gram

The Company calculates cash costs to produce dried cannabis per gram as follows:

	Year ended	Three months ended
	May 31,	May 31,	February 28,
Cash costs to produce dried cannabis per gram	2018	2018	2018

Adjusted “All-in” cost of sales of dried cannabis	$8,315	$2,094	$2,222
Less:
Amortization	$(1,715)	$(353)	$(473)
Packaging costs	$(1,369)	$(493)	$(373)
Cash costs to produce dried cannabis	$5,231	$1,248	$1,376
Gram equivalents sold during the quarter	4,829,621	1,312,571	1,428,097
Cash costs to produce per gram	$1.08	$0.95	$0.96

RESULTS OF OPERATIONS

Revenue

Revenue for the three months ended May 31, 2018 was $12,026 versus $5,718 in the same period of the prior year and $10,267 in the third quarter of fiscal 2018, representing an increase of 110.3% from the prior year and a 17.1% increase from the prior quarter.

The increase in revenue during the quarter from the prior quarter was related to:

•                  Acquisition of Broken Coast, which provided an additional 309,844 gram equivalents sold in the quarter;

•                  Continued patient onboarding, including sales of 172,227 gram equivalents to patients on-boarded in the quarter;

•                  Continued growth of sales to existing patients, including sales of 798,048 gram equivalents to patients on-boarded prior to the quarter; and,

•                  Increased average retail selling price (excluding wholesale) during the quarter from $8.30 to $9.25. The increase in average retail selling price is due to a full quarter of Broken Coast sales which had an average selling price of over $10.

These factors were partially offset by:

•                  A minor decrease in the percentage of cannabis oil sold for retail sales, from 33.1% to 29.2%; and,

•                  A decrease in wholesale orders to other Licensed Producers during the quarter from 445,206 gram equivalents to 32,452 gram equivalents as a result of the Company’s shift to focus on building inventory for the adult-use market.

Revenue for the year ended May 31, 2018 was $36,917 versus $20,438 in the same period of the prior year, representing a 80.6% increase.

The increase in revenue for the year, as compared to the prior year, is consistent with the Company’s increase in patients and the acquisition of Broken Coast.

Gross profit and gross margin

The gross profit for the three months ended May 31, 2018 was $18,212, compared to $5,825 in the same quarter in the prior year and $8,570 in the previous quarter. The increase in gross profit from the prior year is consistent with the much larger patient base over the prior year, the acquisition of Broken Coast, and the increase in the net fair value adjustment for biological assets.

The gross profit for the year ended May 31, 2018 was $40,887, compared to $17,297 in the prior year. The increase in gross profit from the prior year is consistent with the Company’s much larger patient base over the prior year, the acquisition of Broken Coast, and the increase in the net fair value adjustments for biological assets as a result of the Company’s increased production levels.

	Year ended	Three months ended
	May 31,	May 31,	February 28,
	2018	2018	2018

Revenue	$36,917	$12,026	$10,267
Production costs	8,692	2,245	2,355
Other costs of sales	313	313	—
Gross profit before fair value adjustments	27,912	9,468	7,912
Fair value adjustment on sale of inventory	10,327	3,077	3,443
Fair value adjustment on growth of biological assets	(23,302)	(11,821)	(4,101)
	(12,975)	(8,744)	(658)
Gross profit	$40,887	$18,212	$8,570
Gross margin	110.8%	151.4%	83.5%

Cost of sales currently consist of three main categories: (i) production costs (formerly defined as cost of goods sold) and, (ii) fair value adjustment on sale of inventory and (iii) fair value adjustment on growth of biological assets:

(i)   Production costs include all direct and indirect costs of production, related to the medical cannabis sold. This includes costs relating to growing, cultivation and harvesting costs, stringent quality assurance and quality control, cannabis oil processing costs, as well as packaging, labelling and amortization of production equipment and greenhouse infrastructure utilized in the production of medical cannabis. All medical cannabis shipped and sold by Aphria has been grown and produced by the Company.

(ii)          Fair value adjustment on sale of inventory is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of inventory sold in the period.

(iii)       Fair value adjustment on growth of biological assets is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of biological assets (medical cannabis) produced in the period. In an effort to increase transparency, inventory of harvested cannabis (Note 6 — Consolidated financial statements for the year ended May 31, 2018) consists of harvested cannabis, harvested cannabis trim and cannabis oil, of which harvested cannabis is carried at a value of $3.75 and $4.25 per gram, harvested cannabis trim is carried at $3.00 and $3.50 per gram and cannabis oil is carried at $0.84 and $1.19 per mL (4.5mL of cannabis oil is equivalent to 1 gram of dried product).

Management believes that the use of non-cash IFRS adjustments in calculating gross profit and gross margin can be confusing due to the large value of non-cash fair value metrics required. Accordingly, management believes the use of gross profit before fair value adjustments and adjusted gross margin provides a better representation of performance by excluding non-cash fair value metrics required by IFRS.

Gross profit before fair value adjustments and adjusted gross margin are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

The following is the Company’s gross profit before fair value adjustments and adjusted gross margin as compared to IFRS for the three months ended May 31, 2018:

	Three months ended May 31, 2018 (IFRS)	Adjustments	Three months ended May 31, 2018 (Adjusted)
Revenue	$12,026	$—	$12,026
Production costs	2,245	—	2,245
Other costs of sales	313	—	313
Fair value adjustment on sale of inventory	3,077	(3,077)	—
Fair value adjustment on biological assets	(11,821)	11,821	—
	(6,186)	8,744	2,558
Gross profit	$18,212	$(8,744)	$9,468
Gross margin	151.4%		78.7%

The following is the Company’s gross profit before fair value adjustments and adjusted gross margin as compared to IFRS for the year ended May 31, 2018:

	Year ended May 31, 2018 (IFRS)	Adjustments	Year ended May 31, 2018 (Adjusted)
Revenue	$36,917	$—	$36,917
Production costs	8,692	—	8,692
Other costs of sales	313	—	313
Fair value adjustment on sale of inventory	10,327	(10,327)	—
Fair value adjustment on biological assets	(23,302)	23,302	—
	(3,970)	12,975	9,005
Gross profit	$40,887	$(12,975)	$27,912
Gross margin	110.8%		75.6%

Selling, general and administrative costs

	Three months ended May 31,		Year ended May 31,
	2018	2017	2018	2017
General and administrative	$7,399	$1,263	$13,901	$4,678
Share-based compensation	7,206	688	17,874	2,399
Selling, marketing and promotion	4,115	1,610	11,873	6,664
Amortization	2,715	241	3,985	956
Research and development	210	58	490	492
Impairment of intangible asset	—	—	—	3,500
Transaction costs	939	—	5,192	—
	$22,584	$3,860	$53,315	$18,689

Selling, general and administrative expenses are comprised of general and administrative, share-based compensation, selling, marketing and promotion, amortization, research and development, impairment of intangible asset and transaction costs. These costs increased by $18,724 to $22,584 from $3,860 in the same quarter in the prior year and increased $34,626 to $53,315 from $18,689 in the prior year.

General and administrative costs

	Three months ended May 31,		Year ended May 31,
	2018	2017	2018	2017
Executive compensation	$567	$209	$1,794	$829
Consulting fees	944	88	1,154	220
Office and general	1,807	230	3,562	1,336
Professional fees	1,589	217	2,951	608
Salaries and wages	1,919	353	3,295	1,142
Travel and accomondation	372	144	889	464
Rent	201	22	256	79
	$7,399	$1,263	$13,901	$4,678

The increase in general and administrative costs during the quarter was largely related to an increase in:

•                  Executive compensation increased as a result of the increase in executive headcount over the same period in the prior year;

•                  Salaries and wages, office and general, and travel and accommodation as a result of increased headcount and other activity within the business over the same period in the prior year;

•                  Professional fees, predominantly comprised of legal costs associated with various negotiations and reviews of current and potential business relationships necessary to sustain the growth of the Company, including recurring costs related to our listing on the TSX.

Share-based compensation

The Company recognized share-based compensation expense of $7,206 for the three months ended May 31, 2018 compared to $688 for the prior year. Share-based compensation was valued using the Black-Scholes valuation model and represents a non-cash expense. The increase in share-based compensation is a result of an increase in deferred share units (“DSUs”), stock options vesting, as well as an increase in stock price used in the valuation of DSUs and options issued in the current period. The Company issued 32,000 DSUs and 1,470,000 stock options in the current period compared, to 16,000 DSUs and 140,000 stock options in the same period of the prior year. Of the stock options granted in the quarter, 156,665 vested in the quarter.

For the year ended May 31, 2018, the Company incurred share-based compensation of $17,874 as opposed to $2,399 for the prior year. The increase in share-based compensation is a result of an increase in DSUs issued, stock options vesting, as well as an increase in stock price used in the valuation of options issued in the current year. The Company issued 263,000 DSUs and 5,123,000 stock options in the current year compared to 32,000 DSUs and 2,253,000 stock options in the prior year. Of the stock options granted in the year, 1,018,621 vested in the year. The Company also rescinded 515,000 stock options which were issued during the year, the fair value of the options rescinded was $5,256, of which $1,906 was included in share-based compensation prior to the options being rescinded.

Selling, marketing and promotion costs

For the three months ended May 31, 2018, the Company incurred selling, marketing and promotion costs of $4,115, or 34.2% of revenue versus $1,610 or 28.2% of revenue in the comparable prior period. These costs relate to patient acquisition and ongoing patient maintenance, the Company’s call center operations, shipping costs, marketing department, as well as the development of promotional and information materials. Patient acquisition and ongoing patient maintenance costs include payments to individual clinics to perform medical studies as well as reimbursement of operating costs incurred by clinics on the Company’s behalf. The increase in selling, marketing and promotion cost is correlated with the increase in patient and sales volumes over the comparable period. During the quarter, the Company also increased marketing costs related to the upcoming adult-use market.

For the year ended May 31, 2018, the Company incurred selling marketing and promotion costs of $11,873 or 32.2% of revenue, as opposed to $6,664 or 32.6% of revenue in the prior year. The increase in costs in the year is consistent with the increase in the three-month period.

Amortization

The Company incurred non-production related amortization charges of $2,715 for the three months ended May 31, 2018 compared to $241 for the same period in the prior year. The increase in amortization charges are a result of the capital expenditures made during the prior fiscal year, which assets the Company transferred into use during the current fiscal year.

The Company incurred non-production related amortization charges of $3,985 for the year ended May 31, 2018 compared to $956 for the prior year. The increase for the year is consistent with the increase for the three-month period.

Research and development

Research and development costs of $210 were expensed during the three months ended May 31, 2018 compared to $58 in same period last year. These relate to costs associated with the development of new cannabis products.

For the year ended May 31, 2018, the Company incurred research and development costs of $490 as opposed to $492 in the prior year.

Transaction costs

Transaction costs of $939 were expensed during the three months ended May 31, 2018 compared to $nil in same period last year. These relate to costs associated with the acquisition of Aphria International.

For the year ended May 31, 2018, the Company incurred transaction costs of $5,192 as opposed to $nil in the prior year. $1,643 relates to the acquisition of Broken Coast, $3,439 relates to the acquisition of Aphria International, and the remaining transaction costs relate to other transactions which have been abandoned, or were still under consideration at year-end.

Non-operating items

	Three months ended May 31,		Year ended May 31,
	2018	2017	2018	2017
Consulting revenue	$555	$295	$1,244	$512
Foreign exchange gain	55	418	124	483
(Loss) gain on marketable securities	38	195	(2,155)	209
(Loss) gain on sale of capital assets	—	—	(191)	11
Gain on dilution of ownership in equity investee	—	—	7,535	—
(Loss) gain from equity investees	(14)	210	(9,295)	210
Gain on sale of equity investee	—	—	26,347	—
Deferred gain recognized	604	—	1,304	—
Finance income, net	1,479	30	5,012	728
Unrealized gain on embedded derivatives	3,559	—	4,135	—
(Loss) gain on long-term investments	(13,026)	(5,572)	26,675	3,571
Unrealized gain (loss) on derivative liability	4,399	—	(12,451)	—
	$(2,351)	$(4,424)	$48,284	$5,724

During the quarter ended May 31, 2018, the Company recognized a loss on long-term investment of $(13,026). This loss relates to largely to unrealized losses of $(4,482) on Hiku and $(9,075) on Scythian Biosciences Inc. During the year-ended May 31, 2018, the Company recognized a gain on long-term investments of $26,675. This gain relates largely to a $14,187 realized gain on Nuuvera Inc., and an unrealized gain of $8,817 on Copperstate and CSF. The Company also recognized an unrealized gain (loss) on derivative liability for the quarter and the year ended May 31, 2018 as a result of the 18% discount on market price of Liberty, based on Liberty’s 10-day volume weighted trading price in the Obligation Agreement. Based on its closing share price of $0.87 as at May 31, 2018, the LHS shares held by Aphria have a fair value, net of the 18% discount, of $57,178, which is $49,009 higher than the carrying value recorded in assets held for sale net of the derivative liability.

Net income

The Company recorded a net loss for the three months ended May 31, 2018 of $(4,992) or $(0.04) per share as opposed to net loss of $(2,593) or $(0.02) per share in the prior year.

The Company recorded net income for the year ended May 31, 2018 of $29,448 or $0.18 per share as opposed to net income of $4,198 or $0.04 per share in the same period of the prior year.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates adjusted EBITDA from operations as net income (loss), plus (minus) income taxes (recovery), plus (minus) finance income, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment of intangible assets, plus transaction costs, plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on foreign exchange, plus (minus) loss (gain) on marketable securities, plus (minus) loss (gain) from equity investee, minus deferred gain recognized, plus (minus) loss (gain) on dilution of ownership in equity investee, plus (minus) unrealized loss (gain) on embedded derivatives, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management, all as follows:

	Three months ended May 31,		Year ended May 31,
	2018	2017	2018	2017
Net (loss) income	$(4,992)	$(2,593)	$29,448	$4,198
Income taxes (recovery)	(1,731)	134	6,408	134
Finance income, net	(1,479)	(30)	(5,012)	(728)
Amortization	3,809	509	6,678	1,942
Share-based compensation	7,206	688	17,874	2,399
Fair value adjustment on growth of biological assets	(11,821)	(808)	(23,302)	(5,005)
Fair value adjustment on sale of inventory	3,077	(115)	10,327	3,561
Impairment of intangible asset	—	—	—	3,500
Transaction costs	939	—	5,192	—
Loss (gain) on sale of capital assets	—	—	191	(11)
Foreign exchange loss (gain)	(55)	(418)	(124)	(483)
Loss (gain) on marketable securities	(38)	(195)	2,155	(209)
Loss (gain) from equity investees	14	(210)	9,295	(210)
Deferred gain recognized	(604)	—	(1,304)	—
Gain on dilution of ownership in equity investee	—	—	(7,535)	—
Unrealized gain on embedded derivatives	(3,559)	—	(4,135)	—
Unrealized (gain) loss on derivative liability	(4,399)	—	12,451	—
Loss (gain) on long-term investments	13,026	5,572	(26,675)	(3,571)
Gain on sale of equity investee	—	—	(26,347)	—
Adjusted EBITDA from Aphria International	2,834	—	2,834	—
Adjusted EBITDA from ACMPR operations	$2,227	$2,534	$8,419	$5,517

	Three months ended May 31,		Year ended May 31,
	2018	2017	2018	2017
Adjusted EBITDA from ACMPR operations	$2,227	$2,534	$8,419	$5,517
Adjusted EBITDA from Aphria International	(2,834)	—	(2,834)	—
Adjusted EBITDA	$(607)	$2,534	$5,585	$5,517

Last year, the Company reported adjusted EBITDA of $2,827 for the three months ended May 31, 2017 and $6,083 for the year ended May 31, 2017. In the current year, the company has re-assessed the definition of adjusted EBITDA, particularly as it relates to presenting a repeatable proxy for cash. As a result, the Company removed the following from EBITDA adjustments from the current periods but also removed from the prior periods for comparison purposes:

(i)             allowance for bad debts as although this is a non-cash item the Company believes it represents an estimate on future cash flows in the amount of $(84) for the three months ended May 31, 2017 and $61 for the year ended May 31, 2017;

(ii)          EBITDA loss from equity accounted investees in the amount of $(44) for the three months ended May 31, 2017 and $(44) for the year ended May 31, 2017

(iii)       amortization of certain non-capital assets in the amount of $3 for the three months ended May 31, 2017 and $66 for the year ended May 31, 2017.

The Company also added an EBITDA adjustment for foreign exchange of $(418) for the three months ended May 31, 2017 and $(483) for the year ended May 31, 2017.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow generated from (used in) operations for the year decreased by $10,974 from cash flow generated from operations of $5,325 in the prior year to cash flow used in operations of $(5,649) in the current year. The decrease in cash flow generated from operations is primarily a result of:

•                  Increase in non-cash working capital of $10,411, comprised primarily of increased HST receivable, inventory and other current assets offset by increased accounts payable and accrued liabilities and income taxes payable.

Cash resources / working capital requirements

The Company constantly monitors and manages its cash flows to assess the liquidity necessary to fund operations. As at May 31, 2018, Aphria maintained $59,737 of cash and cash equivalents on hand plus $45,062 in liquid marketable securities, compared to $79,910 in cash and cash equivalents plus $87,347 marketable securities at May 31, 2017. Liquid sources of cash decreased $62,458 in the year.

Working capital provides funds for the Company to meet its operational and capital requirements. As at May 31, 2018, the Company maintained working capital of $150,758. Management expects the Company to have adequate funds available on hand to meet the Company’s planned growth and expansion of facilities over the next 12 months.

Capital and intangible asset expenditures

For the year ended May 31, 2018, the Company invested $133,492 in capital and intangible assets through wholly owned subsidiaries, exclusive of business acquisitions, of which $1,961 are considered maintenance CAPEX and the remaining $131,531 growth CAPEX, related to Broken Coast Phase IV expansion and Aphria One’s Part III and Part IV expansions.

For the year ended May 31, 2018, the Company invested $83,207 in capital and intangible assets through majority owned subsidiaries, exclusive of business acquisitions, of which $nil are considered maintenance CAPEX and the remaining $83,207 growth CAPEX, related to Aphria Diamond land and building acquisition and retrofits.

In addition, the Company paid non-cash consideration of $214,168 for the Broken Coast acquisition in the year, of which $105,807 has been allocated to capital and intangible assets. The Company also acquired Aphria International for total consideration of $507,281, of which $140,043 has been allocated to capital and intangible assets.

Financial covenants

The Company met its financial covenants at all times since they have come into effect. The Company believes that it has sufficient operating room with respect to its financial covenants for the next fiscal year and does not anticipate being in breach of any of its financial covenants during this period.

Contractual obligations and off-balance sheet financing

In April 2017, the Company indemnified the landlord of the office space to be used by its equity investee, Liberty Health Sciences Inc.

During the previous fiscal year, the Company terminated its lease commitment for rental of greenhouse and warehouse space in conjunction with the purchase of the 265 Talbot St. West property. The Company continues to lease office space from a related party. The lease commitment ends December 31, 2018 with the option to renew for two additional 5 year periods. As disclosed previously, the Company has agreed to contribute an additional $400 to Green Acre. The Company has lease commitments until September 2019 and August 2020 for the use of two motor vehicles.

Minimum payments payable over the next five years are as follows:

	Payments due by period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Outstanding capital related commitments	$30,360	$30,360	$—	$—	$—
Investment commitment	400	400	—	—	—
Operating leases	125	125	—	—	—
Motor vehicle leases	54	29	25	—	—
Long-term debt	30,548	2,140	4,589	23,819	—
Total	$61,487	$33,054	$4,614	$23,819	$—

Except as disclosed elsewhere in this MD&A, there have been no material changes with respect to the contractual obligations of the Company during the period.

Share capital

Aphria has the following securities issued and outstanding, as at July 31, 2018:

			Exercisable
	Presently		& in-the-	Fully
	outstanding	Exercisable	money	diluted
Common stock	232,372,569	—	—	232,372,569
Warrants	2,843,138	2,843,138	1,497,272	1,497,272
Stock options	8,839,060	4,836,920	4,251,090	4,251,090
Fully diluted				238,120,931

*Based on closing price on July 31, 2018

QUARTERLY RESULTS

The following table sets out certain unaudited financial information for each of the eight fiscal quarters up to and including the fourth quarter of fiscal 2018, ended May 31, 2018. The information has been derived from the Company’s unaudited consolidated financial statements, which in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements filed in the Company’s 2018 Annual Report and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance and this information is not necessarily indicative of results for any future period.

	Aug/17	Nov/17	Feb/18	May/18
Revenue	$6,120	$8,504	$10,267	$12,026
Net income (loss)	15,041	6,455	12,944	(4,992)
Earnings (loss) per share - basic	0.11	0.05	0.08	(0.06)
Earnings (loss) per share - fully diluted	0.10	0.04	0.08	(0.04)

	Aug/16	Nov/16	Feb/17	May/17
Revenue	$4,375	$5,226	$5,119	$5,718
Net income	895	945	4,950	(2,592)
Earnings per share - basic	0.01	0.01	0.04	(0.02)
Income per share - fully diluted	0.01	0.01	0.04	(0.02)

RELATED PARTY BALANCES AND TRANSACTIONS

The Company funds a small portion of the Canadian operating costs of Liberty, for which Liberty reimburses the Company quarterly. Additionally, the Company purchases certain electrical generation equipment and pays rent to a company owned by a director. The balance owing from related parties as at May 31, 2018 was $nil (May 31, 2017 - $464). These parties are related as they are corporations that are controlled by certain officers and directors of the Company (Mr. Cole Cacciavillani and Mr. John Cervini).

During the year ended May 31, 2018, related party corporations charged or incurred expenditures on behalf of the Company (including rent) totaling $276 (2017 - $350). Included in this amount was rent of $45 charged during the year ended May 31, 2018 (2017 - $49).

ISSUERS WITH U.S. CANNABIS-RELATED ACTIVITIES

On February 8, 2018, the Canadian Securities Administrators revised their previously released Staff Notice 51-352 Issuers with U.S. Marijuana Related Activities (the “Staff Notice”) which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis related activities in the U.S. as permitted within a particular state’s regulatory framework. All issuers with U.S. cannabis related activities are expected to clearly and prominently disclose certain prescribed information in MD&A filings and other required disclosure documents.

On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “Requirements”) to applicants and TSX listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX has the discretion to initiate a delisting review.

As a result of the Company’s investments in certain U.S. entities (as described herein), Aphria is properly subject to the Staff Notice and accordingly provides the following disclosure:

Nature of U.S. Investments:

Liberty Health Sciences Inc. (Florida)

In May 2017, Aphria invested $25 million into DFMMJ Investments, Ltd. (“DFMMJ”), which acquired all or substantially all of the assets of Chestnut Hill Tree Farm LLC, (“Chestnut”) through its subsidiary DFMMJ Investments, LLC, and subsequently amalgamated into a subsidiary of SecureCom Mobile Inc. (“SecureCom”), a public company listed on the Canadian Securities Exchange, as part of a business combination. The funds, when combined with an additional $35 million raised in a brokered private placement led by Clarus, were invested and used in an entity renamed Liberty Health Sciences Inc. On July 20, 2017, DFMMJ completed its business combination with SecureCom through a reverse takeover acquisition. Upon the completion of the transaction, Liberty consolidated its issued and outstanding common shares and other securities on the basis of three pre-consolidation common shares held for one post consolidation common share. As a result of the three for one exchange and at the time of the completion of the reverse takeover, Aphria held 106,864,102 common shares of Liberty, a reporting issuer on the Canadian Securities Exchange, representing a 37.6% ownership.

Liberty, through its subsidiary, is licensed to produce and sell medical cannabis in the State of Florida through the Florida Department of Health, Office of Compassionate Use under the provisions of the Compassionate Medical Cannabis Act of 2014. The Company agreed to license its intellectual property in registered marks Aphria, Solei and an unnamed brand to Liberty, in exchange for a 3% perpetual royalty on all sales of cannabis and related products. The licensing of brand names does not require regulatory approval in the State of Florida.

On February 5, 2018, Aphria announced that it entered into a purchase and sale agreement to sell 26,716,025 shares representing all its shares in Liberty that were not otherwise subject to the escrow requirements of the CSE to the Purchasers. Following this transaction, Aphria retained an ownership position of 28.1% of the issued and outstanding shares of Liberty subject, however, to a binding and reciprocal put/call obligation for the Remaining Shares, which are currently subject to the CSE escrow requirements. Pursuant to the agreement, as each new tranche of Remaining Shares is released from escrow (such final escrow release scheduled to occur in July, 2020), Aphria has granted to each of the Purchasers a call option to purchase the Remaining Shares, and each of the Purchasers has granted to Aphria a put option to sell the Remaining Shares, at a pre-determined valuation.

On July 23, 2018, Aphria announced that it had entered into an amended purchase and sale agreement related to the July 26, 2018 tranche of Liberty shares when they left escrow. The amended purchase and sale agreement, including Aphria agreeing to hold a 30-day promissory note for payment of the shares, Aphria paying $480,000 and the purchasers agreeing to an 18-month stand still on selling the shares and agreeing to grant Aphria an 18-month option to repurchase the shares, exercisable at $1.00 per share, subject to certain conditions.

In the event that the relevant provisions of the TSX Company Manual related to issuers with cannabis assets in the United States are revoked, amended or superseded or any other policies, positions, guidelines, directives, rules or regulations of the TSX are implemented such that Aphria would be permitted to hold, directly or indirectly, cannabis related assets or other investments in the United States (including the Remaining Shares), then the aforementioned put/call obligation shall forthwith be terminated, upon payment by Aphria to the Purchasers of an agreed termination fee.

Non-Material Investees: CannaRoyalty Corp. and MassRoots Inc.

CannaRoyalty is a diversified operator in the regulated cannabis industry with a focus on building and supporting a diversified portfolio of branded cannabis consumer products. It holds investments in Arizona, California, Colorado, Florida, Oregon and Washington. Aphria holds 750,000 of the issued and outstanding common shares of CannaRoyalty.

MassRoots is an internet based advertising platform that connects patients with medical cannabis in Canada and the United States. Aphria holds 500,000 common shares of MassRoots. To Aphria’s knowledge, MassRoots is not involved in the cultivation of cannabis.

Enforcement of U.S. Federal Laws

Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical cannabis under the ACMPR, in the United States, cannabis is largely regulated at the state level. To the Company’s knowledge, there are to date a total of 29 states, plus the District of Columbia, Puerto Rico and Guam that have legalized cannabis in some form. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, cannabis continues to be categorized as a Schedule I controlled substance under the CSA and as such, violates federal law in the United States.

As a result of the conflicting views between state legislatures and the United States federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several US states have enacted laws relating to cannabis for medical purposes.

The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the Department of Justice has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the Department of Justice should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority. In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2018, Attorney General Jeff Sessions issued a memorandum (the “Sessions Memorandum”) that rescinded the Cole Memorandum. The Sessions Memorandum rescinded previous nationwide guidance specific to the prosecutorial authority of United States Attorneys relative to cannabis enforcement on the basis that they are unnecessary, given the well established principles governing federal prosecution that are already in place. Those principals are included in chapter 9.27.000 of the United States Attorneys’ Manual and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.

As a result of the Sessions Memorandum, federal prosecutors will now be free to utilize their prosecutorial discretion to decide whether to prosecute marijuana activities despite the existence of state level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how actively federal prosecutors will be in relation to such activities. Furthermore, the Sessions Memorandum did not discuss the treatment of medical cannabis by federal prosecutors. Medical cannabis is currently protected against enforcement by enacted legislation from United States Congress in the form of the Rohrabacher Blumenauer Amendment (also described as the Rohrabacher Leahy Amendment, each as defined herein) which similarly prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to Congress restoring such funding. See “U.S. Enforcement Proceedings”. Due to the ambiguity of the Sessions Memorandum in relation to medical cannabis, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law.

Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, and also divert the attention of key executives. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favour of the Company.

Additionally, under U.S. federal law it may potentially be a violation of federal money laundering statutes for financial institutions to accept any proceeds from cannabis sales or any other Schedule I narcotics. Canadian banks are similarly reluctant to transact with cannabis companies, due to the uncertain legal and regulatory framework characterizing the industry at present. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. Despite these laws, in February 2014, the Financial Crimes Enforcement Network (“FCEN”) of the Treasury Department issued a memorandum (the “FCEN Memo”) providing instructions to banks seeking to provide services to cannabis related businesses. The FCEN Memo states that in some circumstances, it is permissible for banks to provide services to cannabis related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FCEN Memo.

Since the issuance of the Sessions memorandum on January 4, 2018, no public comments have been made by United States attorneys in Florida regarding the enforcement of federal law related to cannabis. This includes Mr. Christopher Canova, U.S. Attorney for the Northern District of Florida, Mr. Benjamin Greenberg, U.S. Attorney for the Southern District of Florida and Mr. Chapa Lopez, U.S. Attorney for the Middle District of Florida.

For the reasons set forth above, the Company’s existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction.

Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the United States or elsewhere. A negative shift in the public’s perception of medical cannabis in the United States or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, financial condition and results of operations.

Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

U.S. Enforcement Proceedings

The United States Congress has passed appropriations bills each of the last three years that included the Rohrabacher Amendment Title: H.R.2578 — Commerce, Justice, Science, and Related Agencies Appropriations Act, 2016 (the “Rohrabacher Blumenauer Amendment”), which by its terms does not appropriate any federal funds to the U.S. Department of Justice for the prosecution of medical cannabis offenses of individuals who are in compliance with state medical cannabis laws. Subsequent to the issuance of the Sessions Memorandum on January 4, 2018, the United States Congress passed its omnibus appropriations bill, SJ 1662, which for the fourth consecutive year contained the Rohrabacher Blumenauer Amendment language (referred to in 2018 as the “Rohrabacher Leahy Amendment”) and continued the protections for the medical cannabis marketplace and its lawful participants from interference by the Department of Justice up and through the 2018 appropriations deadline of September 30, 2018. American courts have construed these appropriations bills to prevent the federal government from prosecuting individuals when those individuals comply with state law. However, because this conduct continues to violate federal law, American courts have observed that should Congress at any time choose to appropriate funds to fully prosecute the CSA, any individual or business — even those that have fully complied with state law — could be prosecuted for violations of federal law. If Congress restores funding, the United States government will have the authority to prosecute individuals for violations of the law before it lacked funding under the CSA’s five year statute of limitations.

Ability to Access Public and Private Capital

The Company has historically, and continues to have, robust access to both public and private capital in Canada in order to support its continuing operations. This is evidenced by the Company’s consistent ability to access public capital on separate occasions. The Company has had cannabis related activities in the U.S. since 2015. As disclosed earlier in August of this year, the Company’s Common Shares have traded on the TSX and previously the TSX Venture Exchange for almost three years during which time the Company has raised over $625 million from investors by way of seven offerings by short form prospectus. In addition to certain Canadian Schedule 1 banks accepting deposits from entities positioned in the legal medical cannabis sectors, there are also a number of credit unions that have historically provided, and continue to provide, debt financings in this space. More particularly, the Company itself has previously closed a suite of financings with one of the largest credit unions in Ontario in amounts totaling approximately $35,000,000 and at interest rates below 4%. The Company has never needed to access public equity capital in the United States. All capital requirements have been adequately met in Canada and the Company expects that to continue.

In respect of Liberty, the Company has limited means to cause this investment to access capital as they each have their own boards and management that make such decisions largely independent of the Company. Liberty has been successful in raising private capital with and without the participation of the Company. Liberty also undertook private placements. We are not aware of any inability of Liberty to continue as a going concern, irrespective of their ability to access public equity capital.

Regulation of Medical Cannabis in Florida

Liberty is licensed to produce and sell medical cannabis in the State of Florida through the Florida Department of Health, Office of Medical Marijuana Use under the provisions of the Senate Bill 8A, Fla. Stat. 386.981 et seq. The Florida Department of Health issued the license (the “Liberty License”) to Chestnut on November 23, 2015 and Liberty acquired the rights to the Liberty License on May 23, 2017 via the exclusive management agreement entered into between Liberty and Chestnut. On September 28, 2017, the Florida Department of Health, Office of Medical Marijuana Use, approved the transfer of the Liberty License to DFMMJ, the wholly owned subsidiary of Liberty, which now solely owns and is entitled to utilize the License in Florida.

The Liberty License permits the sale of low THC cannabis (now grandfathered to produce and sell high THC cannabis) and medical cannabis to treat a number of medical conditions in the State of Florida which are delineated in Florida Statutes section 386.981. Under the terms of the Liberty License, Liberty is permitted to sell medical cannabis only to qualified medical patients that are registered with the state. Only certified physicians who have successfully completed a medical cannabis educational program can register patients and their medical cannabis orders on the Florida Office of Compassionate Use Registry. Liberty maintains an open and collaborative relationship with the Florida Department of Health and Liberty’s operations are in full compliance with all laws and regulations.

Under the Liberty License, Liberty can operate up to 25 dispensaries statewide. Currently, the dispensaries can be in any geographic location within the state as long as the local municipality’s zoning regulations authorize such a use and/or the proposed site is zoned for a pharmacy use and is not within 500 feet of a church or school. In the State of Florida, only cannabis that is grown in the state can be sold in the state. As Florida is a vertically integrated system, Liberty (and other licensees) is required to cultivate, harvest, process and sell/dispense/deliver its own medical cannabis products. The state also allows Liberty to make a wholesale purchase of medical cannabis from, or a distribution of medical cannabis to, another licensed dispensing organization within the state. At the present time, Liberty’s principal products include cannabis oil in capsule, oral solution, sublingual solution, and vaporizer forms due to regulatory restrictions on the sale of dry flower in the state.

Regulatory Framework

The State of Florida Statutes 381.986(8)(a) provides a regulatory framework that requires licensed producers, which are statutorily defined as “Medical Marijuana Treatment Centers” (“MMTC”), to both cultivate, process and dispense medical cannabis in a vertically integrated marketplace.

Licensing Requirements

Licenses issued by the Department of Health, Office of Medical Marijuana Use (the “Department”) may be renewed biennially so long as the licensee meets requirements of the law and pays a renewal fee. License holders can only own one license and MMTC’s can operate up to a maximum of 25 dispensaries throughout the State of Florida.

Applicants must demonstrate (and licensed MMTC’s must maintain) that: (i) they have been registered to do business in the State of Florida for the previous five years, (ii) they possess a valid certificate of registration issued by the Florida Department of Agriculture, (iii) they have the technical and technological ability to cultivate and produce cannabis, including, but not limited to, low THC cannabis, (iv) they have the ability to secure the premises, resources, and personnel necessary to operate as an MMTC, (v) they have the ability to maintain accountability of all raw materials, finished products, and any by products to prevent diversion or unlawful access to or possession of these substances, (vi) they have an infrastructure reasonably located to dispense cannabis to registered qualified patients statewide or regionally as determined by the Department, (vii) they have the financial ability to maintain operations for the duration of the 2 year approval cycle, including the provision of certified financial statements to the department, (viii) all owners, officers, board members and managers have passed a Level II background screening, inclusive of fingerprinting, and ensure that a medical director is employed to supervise the activities of the MMTC, and (ix) they have a diversity plan and veterans plan accompanied by a contractual process for establishing business relationships with veterans and minority contractors and/or employees.

Upon approval of the application by the Department, the applicant must post a performance bond of up to US$5 million, which may be reduced by meeting certain criteria.

Dispensary Requirements

An MMTC may not dispense more than a 70 day supply of cannabis. The MMTC employee who dispenses the cannabis must enter into the registry his or her name or unique employee identifier. The MMTC must verify that: (i) the qualified patient and the caregiver, if applicable, each has an active registration in the registry and active and valid medical cannabis use registry identification card, (ii) the amount and type of cannabis dispensed matches the physician certification in the registry for the qualified patient, and (iii) the physician certification has not already been filled. An MMTC may not dispense to a qualified patient younger than 18 years of age, only to such patient’s caregiver. An MMTC may not dispense or sell any other type of cannabis, alcohol, or illicit drug related product, except a cannabis delivery device as specified in the physician certification. An MMTC must, upon dispensing, record in the registry: (i) the date, time, quantity and form of cannabis dispensed, (ii) the type of cannabis delivery device dispensed, and (iii) the name and registry identification number of the qualified patient or caregiver to whom the cannabis delivery device was dispensed. An MMTC must ensure that patient records are not visible to anyone other than the patient, caregiver, and MMTC employees.

Security Requirements for Cultivation, Processing and Dispensing Facilities

With respect to security requirements for cultivation, processing and dispensing facilities, an MMTC must maintain a fully operational alarm system that secures all entry points and perimeter windows, and is equipped with motion detectors, pressure switches, and duress, panic and hold-up alarms. The MMTC must also have a 24-hour video surveillance system with specified features. MMTCs must retain video surveillance recordings for at least 45 days, or longer upon the request of law enforcement. An MMTC’s outdoor premises must have sufficient lighting from dusk until dawn.

An MMTC’s dispensing facilities must include a waiting area with sufficient space and seating to accommodate qualified patients and caregivers and at least one private consultation area and such facilities may not display products or dispense cannabis or cannabis delivery devices in the waiting area and may not dispense cannabis from its premises between the hours of 9:00 p.m. and 7:00 a.m. but may perform all other operations and deliver cannabis to qualified patients 24-hours a day.

Transportation and Storage Requirements

Cannabis must be stored in a secured, locked room or a vault. An MMTC must have at least two employees, or two employees of a security agency, on the premises at all times where cultivation, processing, or storing of cannabis occurs. MMTC employees must wear an identification badge and visitors must wear a visitor pass at all times on the premises. An MMTC must report to law enforcement within 24 hours after the MMTC is notified of or becomes aware of the theft, diversion or loss of cannabis. A cannabis transportation manifest must be maintained in any vehicle transporting cannabis or a cannabis delivery device. The manifest must be generated from the MMTC’s seed to sale tracking system and must include the: (i) departure date and time, (ii) name, address, and license number of the originating MMTC, (iii) name and address of the recipient, (iv) quantity and form of any cannabis or cannabis delivery device being transported, (v) arrival date and time, (vi) delivery vehicle make and model and license plate number; and (vii) name and signature of the MMTC employees delivering the product. Further, a copy of the transportation manifest must be provided to each individual, MMTC that receives a delivery. MMTCs must retain copies of all cannabis transportation manifests for at least three years. Cannabis and cannabis delivery devices must be locked in a separate compartment or container within the vehicle and employees transporting cannabis or cannabis delivery devices must have their employee identification on them at all times. Lastly, at least two people must be in a vehicle transporting cannabis or cannabis delivery devices, and at least one person must remain in the vehicle while the cannabis or cannabis delivery device is being delivered.

Department Inspections

The Department shall conduct announced or unannounced inspections of MMTCs to determine compliance with the laws and rules. The Department shall inspect an MMTC upon receiving a complaint or notice that the MMTC has dispensed cannabis containing mold, bacteria, or other contaminants that may cause an adverse effect to humans or the environment. The Department shall conduct at least a biennial inspection of each MMTC to evaluate the MMTC’s records, personnel, equipment, security, sanitation practices, and quality assurance practices.

Compliance of U.S. Investments

Liberty is in compliance with applicable licensing requirements and the regulatory framework enacted by the State of Florida, including but not limited to the FCEN Memo. Liberty maintains a banking relationship in Florida, with a certain bank that is in full compliance with the Treasury Department’s federal rules and regulations as they pertain to a state approved cannabis business. More specifically, and as further detailed above, Liberty is licensed to operate as a “medical cannabis treatment center” under applicable Florida law pursuant to the terms of the Liberty License issued by the Florida Department of Health, Office of Compassionate Use under the provisions of the Compassionate Medical Cannabis Act of 2014. The Liberty License grants Liberty the authority to possess, cultivate, process, dispense and sell medical cannabis in the State of Florida. Liberty has not experienced any non compliance nor has been subject to any notices of violation by the Florida Department of Health, Office of Medical Marijuana Use.

The Company understands that Liberty has implemented measures designed to ensure compliance with applicable U.S. state laws on an ongoing basis, including:

•      weekly correspondence and updates with advisors;

•      development of standard operating procedures;

•      appropriate employee training for all standard operating procedures; and

•      subscription to monitoring programs with large banks to monitor and ensure compliance with the FinCEN Memo.

The Company confirms that the U.S. cannabis related activities of Liberty, and to the best of the Company’s knowledge, each Non Material Investee are conducted in a manner consistent with the U.S. federal enforcement priorities articulated in the Cole Memorandum and to the best of the Company’s knowledge each of the Non-Material Investees are in compliance with licensing requirements and applicable state regulatory frameworks.

Potential impact of risk in holding U.S. investments

The Company currently holds one U.S. cannabis investment plus the Non-Material Investments, being its interest in Liberty.

The Company’s net assets invested in Liberty are $8,169, as at May 31, 2018. These net assets are comprised of assets held for sale of $20,620 offset by a derivative liability of $12,451. The Company’s entire net assets invested in Liberty are at risk and, in the event of a full loss, the Company would record a loss of $8,169 in its profit and loss statement. For the year ended May 31, 2018, the Company recognized a net gain of $12,150 from all profit and loss activities associated with Liberty. The net gain is comprised of a gain on dilution of ownership in equity investee of $7,535, gain on sale of equity investee of $26,347, offset by loss from equity investee of $9,281 and an unrealized loss on derivative liability of $12,451.

INDUSTRY TRENDS AND RISKS

The Company’s overall performance and results of operations are subject to a number of risks and uncertainties, of which the below are considered to be the Company’s principal risks. For a more detailed and complete discussion of economic, industry and risk factors of the Company, please see our Annual Report, each in respect of the year ended May 31, 2017 and in our Short Form Prospectus, dated June 22, 2018, December 22, 2017, November 1, 2017, May 3, 2017 and February 17, 2017.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times experience significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Risk Factors Related to Dilution

The Company may issue additional Common Shares in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The directors of the Company have discretion to determine the price and the terms of issue of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants.

Reliance on Veterans Affairs Canada (“VAC”) medical cannabis reimbursement policies

As the Company has previously disclosed, VAC reimburses certain medical cannabis purchases for eligible retired Canadian Armed Forces veterans. The current reimbursement policy includes a three gram per day limit, subject to certain exceptions, and an $8.50 per gram price cap. The Company maintains a number of veterans as part of its overall medical patient list, although as discussed in the Company’s previous continuous disclosure, veteran sales have decreased over the prior quarter. As the Company grows larger and, more particularly, when adult use of cannabis is implemented by the Canadian Federal Government, the Company anticipates that veteran patients will become less and less material to its overall sales as a relative percentage. However, should VAC further amend its reimbursement policies prior to the introduction of adult use of cannabis, the Company may be materially adversely affected.

Reliance on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management (collectively, “Key Personnel”). The Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of a Key Person, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all. Further, as a Licensed Producer, each Key Person is subject to security clearance by Health Canada. Under the ACMPR a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of the Company’s existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by a Key Person to maintain or renew his or her security clearance, would result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if a Key Person leaves the Company, and the Company is unable to find a suitable replacement that has a security clearance required by the ACMPR in a timely manner, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations. While employment agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such employees.

Environmental Regulations and Risks

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Government approvals and permits are currently, and may in the future be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of medical marijuana or from proceeding with the development of its operations as currently proposed. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing the production of medical marijuana, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Reliance on a Single Facility

To date, the Company’s activities and resources have been primarily focused on the premises in Leamington, Ontario. Aphria expects to continue the focus on this facility for the foreseeable future. Adverse changes or developments affecting the existing facility could have a material and adverse effect on the Company’s ability to continue producing medical marijuana, its business, financial condition and prospects.

Regulatory Compliance

The commercial medical cannabis industry is a new industry in Canada and the Company anticipates that once in force, the Cannabis Act and its regulations will subject the Company to a new regulatory regime governed by new regulations, guidelines and policies relating to the manufacture, processing, import, export, management, packaging/labelling, advertising, sale, transportation, storage and disposal of cannabis but also laws and regulations relating to drugs containing cannabis, amended security measures and outdoor cultivation. While, to the knowledge of management, the Company is currently in compliance with the current regulatory regime and is on track to transition its licences under the Cannabis Act, any changes to such laws, regulations, guidelines and policies may have a material adverse effect on its business, financial condition and results of operations.

Changes in Laws, Regulations and Guidelines

On December 20, 2017, the Prime Minister communicated that the Canadian Federal Government intends to legalize cannabis in the summer of 2018, despite previous reports of a July 1, 2018 deadline. On June 7, 2018, Bill C45 passed the third reading in the Senate with a number of amendments to the language of the Cannabis Act. On June 20, 2018, Prime Minister Trudeau announced that marijuana would be legal by October 17, 2018. On June 21, 2018, the Government of Canada announced that Bill C-45 received Royal Assent. The Bill-C-45 will come into force on October 17, 2018. On July 11, 2018, the regulations made pursuant to the Cannabis Act were published. The regulations under the Cannabis Act contemplate the various licences including cultivation, processing, analytical testing, sale (including medical sales), analytical testing and scientific research. The regulations introduced the nursery and made outdoor cultivation permissible. Finally, the requirements for packaging and labelling of products for both medical and non-medical consumption were explicitly set forth. The impact of changes in the regulatory enforcement by Health Canada under the Cannabis Act and its regulations, particularly in respect of product packaging, labelling, marketing, advertising and promotions and product approvals and its impact on the Company’s business are unknown at this time.

In addition, when the Cannabis Act comes into effect, there is no guarantee that provincial legislation regulating the distribution and sale of cannabis for adult use purposes will be enacted according to the terms announced by such provinces, or at all, or that any such legislation, if enacted, will create the opportunities for growth anticipated by the Company. For example, the Provinces of Ontario (Canada’s most populous province), Québec and New Brunswick have announced sales and distribution models that would create government-controlled monopolies over the legal retail and distribution of cannabis for adult use purposes in such provinces, which could limit the Company’s opportunities in those provinces.

Reliance on Third Party Suppliers, Manufacturers and Contractors

The Company intends to maintain a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the novel regulatory landscape for regulating cannabis in Canada and the variability surrounding the regulation of cannabis in the United States, the Company’s third party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. Loss of these suppliers, manufacturers and contractors may have a material adverse effect on the Company’s business and operational results.

Risks Inherent in an Agricultural Business

Aphria’s business involves the growing of medical cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Although Aphria expects that any such growing will be completed indoors under climate controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.

Third Party Transportation

In order for customers of Aphria to receive their product, Aphria must rely on third party mail and courier services. This can cause logistical problems with and delays in patients obtaining their orders and cannot be directly controlled by Aphria. Any delay by third party transportation and/or rising costs associated with these services may adversely affect Aphria’s financial performance. Moreover, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on Aphria’s business, financials and prospects. Any such breach could impact Aphria’s ability to continue operating under its licenses or the prospect of renewing its licenses.

Product Liability

As a distributor of products designed to be ingested by humans, Aphria faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of Aphria’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of Aphria’s products alone or in combination with other medications or substances could occur. Aphria may be subject to various product liability claims, including, among others, that Aphria’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against Aphria could result in increased costs, could adversely affect Aphria’s reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of Aphria. There can be no assurances that Aphria will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Aphria’s potential products.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of Aphria’s products are recalled due to an alleged product defect or for any other reason, Aphria could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. Aphria may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although Aphria has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of Aphria’s significant brands were subject to recall, the image of that brand and Aphria could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for Aphria’s products and could have a material adverse effect on the results of operations and financial condition of Aphria and the Resulting Issuer. Additionally, product recalls may lead to increased scrutiny of Aphria’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Regulatory or Agency proceedings, Investigations and Audits

The Company’s business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. Aphria may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require Aphria to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Company’s business, financial condition and results of operation.

Information technology systems and cyber-attacks

Aphria has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Aphria has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Insurance coverage

The Company has insurance to protect its assets, operations, directors and employees. The Company is currently pursuing additional insurance coverage over its crop, product liability claims and for business interruption. While the Company believes the insurance coverage addresses all material risks to which it is exposed and is adequate and customary in the current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed to. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, the business, results of operations and financial condition could be materially adversely affected.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the value of the Common Shares and could use significant resources. Even if Aphria is involved in litigation and wins, litigation can redirect significant Company resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of the Company’s brand.

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as Aphria may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the business, financial condition and results of operations of the Company.

In addition, other parties may claim that the Company’s products infringe on their proprietary rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, Aphria may need to obtain licenses from third parties who allege that the Company has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

Negative Consumer Perception

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the medical benefits, safety, efficacy and quality of the cannabis distributed for medical purposes to such consumers. Consumer perception of Aphria’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, political statements both in Canada and in other countries, media attention and other publicity (whether or not accurate or with merit) regarding the consumption of cannabis products for medical or recreational purposes, including unexpected safety or efficacy concerns arising with respect to the products of the Company or its competitors. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations and financial condition of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity (whether or not accurate or with merit), could have an adverse effect on any demand for Aphria’s products which could have a material adverse effect on the Company’s business, financial condition and results of operations. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis for medical purposes in general, or the Company’s products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

Risk Factors Related to International Activities

Expansion into Foreign Jurisdictions

The Company’s expansion into jurisdictions outside of Canada is subject to risks. In addition, in jurisdictions outside of Canada, there can be no assurance that any market for the Company’s products will develop. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Company’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s Operations in Emerging Markets are Subject to Political and Other Risks Associated with Operating in a Foreign Jurisdiction

The Company has operations in various emerging markets and may have operations in additional emerging markets in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the cannabis industry in such countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licenses, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in marijuana industry or investment policies or shifts in political attitude in the countries in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of concessions, licenses, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licenses, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The Company continues to monitor developments and policies in the emerging markets in which it operates and assess the impact thereof to its operations; however such developments cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Corruption and Fraud in Certain Emerging Markets Relating to Ownership of Real Property May Adversely Affect the Company’s Business

There are uncertainties, corruption and fraud relating to title ownership of real property in certain emerging markets in which the Company operates or may operate. Property disputes over title ownership are frequent in emerging markets, and, as a result, there is a risk that errors, fraud or challenges could adversely affect the Company’s ability to operate in such jurisdictions.

Inflation in Emerging Markets, Along with Governmental Measures to Combat Inflation, may have a Significant Negative Effect on Local Economies and also on the Company’s Financial Condition and Results of Operations

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which the Company operates or may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which the Company operates experience high levels of inflation in the future and/or price controls are imposed, the Company may not be able to adjust the rates the Company charges the Company’s customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s results of operations or financial condition.

The Company’s Operations may be Impaired as a Result of Restrictions on the Acquisition or Use of Properties by Foreign Investors or Local Companies under Foreign Control

Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which the Company operates in certain countries. Accordingly, the Company’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and the Company’s ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

The Company May Expand into Other Geographic Areas, which could Increase the Company’s Operational, Regulatory and Other Risks

In addition to the jurisdictions described elsewhere in this MD&A, the Company may in the future expand into other geographic areas, which could increase the Company’s operational, regulatory, compliance, reputational and foreign exchange rate risks. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions. Future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The Company may not be able to successfully identify suitable acquisition and expansion opportunities or integrate such operations successfully with the Company’s existing operations.

The Company may be Responsible for Corruption and Anti-bribery Law Violations

The Company’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

Risk Factors Related to the United States

Aphria is indirectly involved (through investments in third-party corporate entities in Canada) in the cannabis industry in the United States where local state law permits such activities, as well the medical cannabis industry in Canada. Although Aphria has publicly announced its intention to divest itself of its material U.S. assets and equity interests, such divestitures are not yet complete. Accordingly, until such time as the Company has divested itself of all U.S. assets and equity interests, the Board has undertaken to consider, evaluate, assess and provide additional disclosure on any risks there may be to investors as a result of such current investments in entities involved with medical cannabis in the United States, including Liberty.

Outlined below is a summary of certain risks that the Board has identified as being appropriate to highlight to investors at this time. These risks will continue to be considered, evaluated, reassessed, monitored and analyzed on an on-going basis and will be supplemented, amended and communicated to investors as necessary or advisable in the Company’s future public disclosure.

In light of recent announcements, the TSX may initiate delisting reviews for companies with U.S. assets more expeditiously than it would have previously, in the absence of such announcements

On October 16, 2017, the TSX provided clarity regarding the application of the Requirements to applicants and TSX-listed issuers in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX has the discretion to initiate a delisting review. In order to comply with the Requirements, the Company may be required to effect one or more reorganizations, restructurings, transactions or series of transactions, which may include a divesture of U.S. cannabis assets.

While cannabis is legal in many U.S. state jurisdictions, it continues to be a controlled substance under the United States federal Controlled Substances Act

Unlike in Canada which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical cannabis under the ACMPR, investors are cautioned that in the United States, cannabis is largely regulated at the state level. To the Company’s knowledge, there are to date a total of 29 states, plus the District of Columbia, Puerto Rico and Guam that have legalized cannabis in some form, including Florida as noted above in connection with the legacy investment in Liberty. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, cannabis continues to be categorized as a controlled substance under the CSA and as such, violates federal law in the United States.

The United States Congress has passed appropriations bills each of the last three years that have not appropriated funds for prosecution of cannabis offenses of individuals who are in compliance with state medical cannabis laws. American courts have construed these appropriations bills to prevent the federal government from prosecuting individuals when those individuals comply with state law. However, because this conduct continues to violate federal law, American courts have observed that should Congress at any time choose to appropriate funds to fully prosecute the CSA, any individual or business — even those that have fully complied with state law — could be prosecuted for violations of federal law. And if Congress restores funding, the government will have the authority to prosecute individuals for violations of the law before it lacked funding under the CSA’s five-year statute of limitations.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical cannabis licenses in the United States, the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

This MD&A involves an entity that derives a portion of its revenues from the cannabis industry in certain states of the United States, which industry is illegal under United States federal law. While the Company’s business activities are compliant with applicable state and local law, such activities remain illegal under United States federal law. The enforcement of relevant laws is a significant risk.

The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined

As a result of the conflicting views between state legislatures and the federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in the Cole Memorandum addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several U.S. states have enacted laws relating to cannabis for medical purposes.

The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the Department of Justice has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the Department of Justice should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority. In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2018, Attorney General Jeff Sessions issued the Sessions Memorandum, which rescinded the Cole Memorandum. The Sessions Memorandum rescinded previous nationwide guidance specific to the prosecutorial authority of United States Attorneys relative to cannabis enforcement on the basis that they are unnecessary, given the well-established principles governing federal prosecution that are already in place. Those principals are included in chapter 9.27.000 of the United States Attorneys’ Manual and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.

As a result of the Sessions Memorandum, federal prosecutors will now be free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how actively federal prosecutors will be in relation to such activities. Furthermore, the Sessions Memorandum did not discuss the treatment of medical cannabis by federal prosecutors.

Medical cannabis is currently protected against enforcement by enacted legislation from United States Congress in the form of the Rohrabacher-Blumenauer Amendment (as defined herein) which similarly prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to Congress restoring such funding. Subsequent to the issuance of the Sessions Memorandum on January 4, 2018, the United States Congress passed its omnibus appropriations bill, SJ 1662, which for the fourth consecutive year contained the Rohrabacher-Blumenauer Amendment language (referred to in 2018 as the Rohrabacher-Leahy Amendment) and continued the protections for the medical cannabis marketplace and its lawful participants from interference by the Department of Justice up and through the 2018 appropriations deadline of September 30, 2018. See “U.S. Enforcement Proceedings”. Due to the ambiguity of the Sessions Memorandum in relation to medical cannabis, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law.

Such potential proceedings could involve significant restrictions being imposed upon the Company or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favour of the Company. In the extreme case, such proceedings could ultimately involve the prosecution of key executives of the Company or the seizure of corporate assets; however as of the date hereof, the Company believes and has obtained legal advice in respect thereof that proceedings of this nature are remote.

The Company’s investments in the United States are subject to applicable anti-money laundering laws and regulations

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In February 2014, the Financial Crimes Enforcement Network (“FCEN”) of the Treasury Department issued a memorandum providing instructions to banks seeking to provide services to cannabis-related businesses. The FCEN Memo states that in some circumstances, it is permissible for banks to provide services to cannabis related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FCEN Memo.

In the event that any of the Company’s investments, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its Common Shares in the foreseeable future, in the event that a determination was made that the legacy investments Liberty (or any future investments in the United States) could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Company’s investments in the United States may be subject to heightened scrutiny

For the reasons set forth above, the Company’s existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction, in addition to those described herein.

Given the heightened risk profile associated with cannabis in the United States, CDS may implement procedures or protocols that would prohibit or significantly curtail the ability of CDS to settle trades for cannabis companies that have cannabis businesses or assets in the United States. Although the TMX MOU has confirmed that there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the United States, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Common Shares through the facilities of a stock exchange. While there can be no assurance that this would occur, and while it would be subject to regulatory approval, a third party has publicly expressed interest in providing clearing services should CDS decide not to do so.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the Canadian Securities Administrators revised their previously released CSA Staff Notice 51-352 Issuers with U.S. Marijuana Related Activities (the “Staff Notice”) setting out their disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. The Staff Notice confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. The Staff Notice includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry. The Company views the Staff Notice favourably, as it provides increased transparency and greater certainty regarding the views of its exchange and its regulator of existing operations and strategic business plan as well as the Company’s ability to pursue further investment and opportunities in the United States.

Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the United States or elsewhere. A negative shift in the public’s perception of medical cannabis in the United States or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s expansion strategy may have a material adverse effect on the Company’s business, financial condition and results of operations.

Although Aphria has publicly announced its intention to divest itself of its material U.S. assets and equity interests, such divestitures are not yet complete and remain subject to the risk that they will not be completed in a timely manner, if at all

Following the exercise of the rights of first refusal by the existing investors of Copperstate, the full divesture of CSF and Copperstate has been completed subsequent to yea-end. In addition, Aphria has entered into agreements to sell its remaining interest of the issued and outstanding shares of Liberty, subject to the satisfaction of various escrow and related timing requirements of the CSE. Until such time as the divestitures are in fact complete, intervening events and other execution risks may delay the effective closing of the transactions. In the event that the Company is not successful in divesting itself of its U.S. assets, it will continue to be subject to the heightened regulatory scrutiny and other risks described herein.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be publicly disclosed by a public company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures was conducted as of May 31, 2018, based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) by and under the supervision of the Company’s management, including the CEO and the CFO. Based on this evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators) were effective in providing reasonable assurance that material information relating to the Company is made known to them and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in such legislation.

Under the supervision of the CEO and CFO, the Company designed internal controls over financial reporting (as defined in National Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management team used COSO to design the Company’s internal controls over financial reporting.

It is important to understand that there are inherent limitations of internal controls as stated within COSO. Internal controls, no matter how well designed and operated, can only provide reasonable assurance to management and the Board of Directors regarding achievement of an entity’s objectives. A system of controls, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that an organization’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. Even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

There have been no changes in the Company’s internal controls over financial reporting during the year ended May 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

SUBSEQUENT EVENTS

Subsequent to year-end, the Company completed the forming of CannInvest, with the South African Verve Group of Companies. Through the combination of a share-for-share swap and cash payment of $4.05 million, the Company obtained a 50% ownership in CannInvest which in turn acquired a 60% interest in Verve, a licensed producer of medical cannabis extracts in Lesotho.

Subsequent to year-end, the Company closed a bought deal and issued 21,835,510 common shares for gross proceeds of $258,751.

Subsequent to year-end, the Company’s Malta based subsidiary, ASG, received the first import license for medical cannabis issued by the Malta Medicines Authority. The license will allow ASG to import medical cannabis for analytical testing and research and is an important step that will enable ASG to become a cornerstone in testing, research and development of medical cannabis in Europe.

Subsequent to year-end, the Company announced the proposed acquisition of industry-leading companies in Colombia, Argentina, Jamaica and a right of first offer and refusal in respect of Brazil through a definitive share purchase agreement acquiring LATAM. The Company expects to issue 15,678,310 shares, and assume $1,000 of existing debt in connection with the proposed acquisition.

Subsequent to year-end, Aphria Inc. amalgamated with its previously wholly-owned subsidiary, Pure Natures Wellness Inc., pursuant to a short form, vertical amalgamation. The resulting entity retained the name “Aphria Inc.”

Subsequent to year-end, the Company amended its Obligation Agreement, where the Company will accept a 30-day promissory note to settle the next tranche of Liberty shares owned by the Company that became freely trading on July 26, 2018. The Company also paid $480 to enter into a standstill agreement, whereby the purchaser of the Liberty shares will not sell the newly acquired shares for 18 months from the date of purchase. The purchaser also granted the Company an option to buy back the shares at $1.00 per share, subject to certain downside risk protection which results in the purchaser sharing a portion of the difference between the share price on the day the option is exercised and the exercise price, provided the share price exceeds $1.25.

Subsequent to year-end, the Company committed to a $15,000 investment in Green Acre Capital Fund II to be launched before December 2018.

This MD&A contains forward-looking statements within the meaning of applicable securities legislation with regards to expected financial performance, strategy and business conditions. We use words such as “forecast”, “future”, “should”, “could”, “enable”, “potential”, “contemplate”, “believe”, “anticipate”, “estimate”, “plan”, “expect”, “intend”, “may”, “project”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, general economic and market conditions, investment performance, financial markets, legislative and regulatory changes, technological developments, catastrophic events and other business risks. These forward-looking statements are as of the date of this MD&A and the Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by securities laws. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

Some of the specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the following:

•                  the intended expansion of the Company’s facilities and receipt of approval from Health Canada to complete such expansion;

•                  the expected cost to produce a gram of dried cannabis;

•                  the expected cost to process cannabis oil;

•                  the anticipated future gross margins of the Company’s operations; and,

•                  The Company’s investments in the United States, the characterization and consequences of those investments under Federal Law, and the framework for the enforcement of medical cannabis and cannabis-related offenses in the United States.